SS&C Technologies, Inc.
2001 Annual Report on Form 10-K

April 2002

Dear Fellow Shareholders:

Like many in our nation, the events of September 11th have caused me to think about my role as CEO and major shareholder of a public company. As this letter is written, the Dow Jones Industrial Average has just crossed pre-9/11 levels. Economically, while we were shaken, we have absorbed the shock. As individuals, September 11th will live as an event like only one other in my lifetime and as only two others in my father's lifetime—John F. Kennedy's assassination and Pearl Harbor.

The strength of democratically electing political leaders and the freedom of individuals to express themselves in their own ways are bedrocks of our society. Another bedrock of our society is winning—in the classroom, on the gridiron, and in our daily respect for difference. Difference in ability, difference in appearance, difference in theology. America thrives because we all have a respect for difference—no matter how difficult, no matter how different.

Defeating our enemy's contempt for difference requires all of us to do the best job we can—everyone, every day—this is key to our individual and collective continued success.

In 2001 SS&C completed three high-value initiatives:

- We entered a new vertical market, "Financial Institutions," through the acquisition of DVI in November, augmented by our January 2002 acquisition of Real-Time USA, Inc.
- We drove recurring revenues to a record percentage of total revenues (59.2%)
- We managed expenses (down 13% versus 2000) and delivered increased earnings per share (up 79% versus 2000).

We are confident about our Financial Institutions vertical market. The acquisition of DVI improves recurring revenues and positions SS&C as a leader with community banks and credit unions. We now market an exciting line of bond accounting, interest rate analytic, and asset liability management services under the brand names PortPro® and PALMS™. The ease of the Internet delivery of our PortPro and PALMS products and a strong selling network of dealer banks and bond brokers gives us a lot of confidence. We also offer a "mall" of information services to retail and small business lending officers at these institutions. We maintain strong relationships with 50 Alliance Partners, three of which are new Partners we've added since our acquisitions.

Strengthening our position in the Financial Institutions market, we acquired Real-Time in January 2002. Real-Time provides front-, middle- and back-office applications via Application Service Provider (ASP) or license to commercial banks and broker dealers. The two acquisitions combined present immediate opportunities with our Lightning™ product, a capital markets Straight-Thru Processing solution for trading, analytics, and portfolio management. The two organizations had been co-marketing the Lightning product prior to our acquisitions.

A principal goal over the last several years has been to drive our outsourcing and ASP business. The outsourcing/ASP model not only enables us to meet our recurring revenue growth targets, but also supports client Straight-Thru Processing initiatives and creates a competitive advantage by enabling us to offer clients more flexible solutions to better meet their business process needs.

At year-end 2001, recurring revenues represented 59.2% of total revenues. This compares with 53.2% in 2000, and 29.4% in 1997. We are pleased with this progress as it gives us increased visibility and opportunities to increase our margins.

Also in 2001, we began a new "e-Marketing" campaign. The idea is to leverage e-mail as a communication medium and to promote our products in a "Subject Matter Expert Speaks" format. Every two weeks we deliver content-rich "e.briefings" to approximately 200,000 clients, prospects, press, and industry influencers in the five vertical markets we serve. Visitors to our web site have increased tenfold since the program began, and we are able to specifically track web traffic, and increase sales leads. Reader feedback has been quite positive and we have been able to reduce our print media advertising expenditure substantially. We believe this strategy has had a marked positive impact on mind share, and enables us to demonstrate our Subject Matter Expertise across a broad spectrum of business system and outsourcing issues.

Finally, we can only be successful with the right mix of leading-edge products and services to meet the needs of the markets we serve. We continue to invest over 20% of revenues on research and development. Our development efforts during 2001 focused on increasing system connectivity and integration of cross-enterprise information access through XE™, our proprietary messaging technology. Also during the year we rolled out major releases of our Antares™ front-office trade order management system, AdvisorWare® hedge fund portfolio management system, Finesse™ dynamic financial analysis system, and PTS® asset/liability management system. At the end of the year our development focused on our LMS™ loan management system, Altair™, the next generation of our Mabel™ system, and our Aurora™ XE-based Straight-Thru Processing solution for the European market, all of which were released in the first quarter of 2002.

We continue to believe that what truly differentiates SS&C is our unique combination of leading-edge technology and Subject Matter Expertise. Last year we went back to basics and positioned our Subject Matter Experts at the forefront of all areas of the business—development, sales, marketing, and client service. When a client, prospect, or colleague asks a question, our goal is to have the right answer, right now.

William C. Stone
President, Chief Executive Officer, and Chairman of the Board

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-28430

SS&C TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	**06-1169696**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer identification No.)**

80 Lamberton Road
Windsor, CT 06095
(Address of principal executive offices, including zip code)

860-298-4500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

As of March 21, 2002, the aggregate market value of the Registrant's Common Stock held by non-affiliates was approximately $124,130,000 based on the closing sale price of $9.15 of the Registrant's Common Stock on the Nasdaq National Market on such date.

As of March 21, 2002, 13,566,093 shares of the Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III — Portions of the Registrant's definitive proxy statement to be issued in conjunction with the Registrant's annual meeting of stockholders to be held on May 22, 2002.

SS&C TECHNOLOGIES, INC.

YEAR 2001 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

		Page
	PART I.	
Item 1.	Business	2
Item 2.	Properties	14
Item 3.	Legal Proceedings	15
Item 4.	Submission of Matters to a Vote of Security Holders	15
	Executive Officers of the Registrant	15
	PART II.	
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	15
Item 6.	Selected Financial Data	17
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	25
Item 8.	Financial Statements and Supplementary Data	25
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	25
	PART III.	
Item 10.	Directors and Executive Officers of the Registrant	26
Item 11.	Executive Compensation	26
Item 12.	Security Ownership of Certain Beneficial Owners and Management	26
Item 13.	Certain Relationships and Related Transactions	26
	PART IV.	
Item 14.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	26
	Signatures Page	52

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The factors discussed under the caption "Certain Factors That May Affect Future Operating Results" in Item 7, among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

PTS, Macro Pricing, SKYLINE, PRO-JECT, HedgeWare, AdvisorWare, PortPro, BANC, TradeDesk and TradePath are registered trademarks, SS&C, CAMRA, CAMRA, CAMRA XE, XE for Asset Management, SKYLINE II, AdvisorWare, LMS, LMS SnapShots, Extend, PTS, Capital Suite, Total Return, Antares, Antares XE, SS&C Debt & Derivatives, Mabel, REMS, and Finesse are trademarks; and SS&C Direct, ASP*plus*, Center of Excellence, and Straight-Thru Processing are service marks of either SS&C Technologies, Inc., or one of its subsidiaries. All other trademarks or trade names referred to in this Annual Report are the property of their respective owners.

PART I

Overview

SS&C Technologies, Inc. ("SS&C" or the "Company") was organized as a Connecticut corporation in March 1986 and reincorporated as a Delaware corporation in April 1996. The Company is a leading provider of client/server-based investment and financial management software, Application Service Provider (ASP) solutions and Business Process Outsourcing (BPO) solutions, and related services in five vertical markets in the institutional investment marketplace:

1) financial institutions;
2) hedge funds and family offices;
3) institutional asset managers;
4) insurance entities and pension funds; and
5) real estate property managers.

The Company has developed a family of software products that provides a full range of mission-critical information management and analysis, trading, accounting, reporting, and compliance tools to help high-level investment professionals make informed real-time decisions and automate many operational functions in today's increasingly complex and fast-moving financial markets. The Company's products are focused on improving the effectiveness of decision-making through open, fully integrated access to meaningful data, acquired on a timely basis. The Company provides products and services to more than 7,500 organizations worldwide.

Industry Background

The institutional investment management marketplace comprises a variety of enterprises and organizations. The Company classifies the markets it serves into the five segments outlined above. Each of these industry segments operates in an environment characterized by:

- rapidly changing market conditions;
- globalization requiring 24 x 7 x 365 solutions, service, and support;
- increasing trading and monetary transaction volumes coupled with shorter settlement cycles;
- asset and security products proliferating in both number and complexity;
- continually evolving regulatory requirements; and
- fierce competition.

Professionals throughout the global financial services industry must be able to make timely and informed investment decisions reflecting global market information about securities that are often far more complex than those associated with traditional equity and debt instruments.

Company Strategy

The Company's strategy is to be a leading application software products and services provider to the global institutional investment marketplace, delivering superior product functionality with enabling technologies that can be deployed globally and integrated via the Internet, and available on a license, outsource, ASP, or "blended" solution basis.

The Company's primary objectives are to:

- Provide "Front-to-Back" solutions that deliver depth and breadth of product offering for each of the markets served;

- Facilitate connectivity among SS&C systems, and between SS&C systems and third-party systems and information providers;
- Deliver web-enabled applications that permit clients to access their information whenever they need it, wherever they need it;
- Increase recurring revenues as a percentage of total revenues;
- Pursue strategic acquisitions that further strengthen the Company's leadership position in vertical market spaces, and drive revenues and recurring revenues; and
- Closely manage expenses to deliver profitability and earnings per share.

Competitive Advantages

The Company maintains a competitive position in each of the markets it serves. Moreover, within each vertical market and asset class, the Company offers a "suite" of products and/or services to meet the needs of the enterprise. These tools deliver a breadth and depth of functionality that afford the Company a competitive advantage.

Since 1997, the Company has championed the concept of "Straight-Thru Processing"—providing integration of front-end trading and modeling—straight through to portfolio management, compliance, and reporting—to back-office processing, clearing, and accounting. All of the Company's products support connectivity, Internet delivery, and global timeframes.

Creating, maintaining, and marketing the Company's systems require not only robust technology, but also a wealth of highly specialized knowledge and expertise that comes from years of hands-on, "real-world" experience. SS&C calls this knowledge and experience "Subject Matter Expertise," or SME. SS&C believes its continual pursuit of SME distinguishes it from other technology vendors in the vertical markets served.

The Company delivers solutions to clients in a number of ways: license, outsource, ASP, or "blended" solutions. In this way, the Company allows clients to take advantage of the Company's technology in the manner best suited to their individual needs.

Products and Services—Licensed Software, Outsourcing, ASP, and "Blended" Solutions

The Company offers a family of application software products and services designed to address the requirements of professionals in the financial services industry for flexible, scaleable, and secure analysis and reporting tools to support automation of the investment process. The Company's family of software products supports trading, accounting, reporting, and analysis requirements of a broad range of users within financial organizations, including senior executives, portfolio managers, actuaries, analysts, portfolio accountants, and traders. Most of the Company's products are available via license, outsource, ASP, or a "blended" solution incorporating two or more options (*i.e.*, a client may license a front-office system and outsource back-office functions, or other combinations).

The following chart summarizes the Company's principal products and services and typical users:

Products and Services	Typical Users
Trade Order Management, Portfolio Management, Investment Accounting AdvisorWare® Altair™ Antares™ Antares XE™ (in beta release) Aurora™ CAMRA™ CAMRA XE™ (in beta release) Lightning™ Mabel™ PortPro® SS&C Debt & Derivatives™ Total Return™ TradeDesk™	Securities traders and portfolio managers and investment operations personnel of asset managers, hedge funds, family wealth managers, investment advisory firms, insurance companies, pension funds, public funds, corporate treasuries, banks, community banks, and credit unions
Asset/Liability Management PTS® PALMS™	Life insurance company CEOs, CFOs, product managers, and actuarial professionals, as well as bank asset liability managers
Dynamic Financial Analysis Finesse™	CEOs, CFOs, and risk managers of property and casualty insurance companies and other risk-sensitive industries
Loan Management LMS™	Mortgage loan portfolio managers and loan service businesses
Real Estate Equity Management PRO-JECT® SKYLINE II™	Real estate investment managers
Consulting Services	Asset management firms, insurance companies, pension funds, and banks
SS&C Direct℠ (Application Service Provider/Business Process Outsourcing)	Asset management firms, hedge funds, insurance companies, pension funds, and financial institutions
The BANC Mall™	Loan officers and loan administrators at community banks and credit unions

The Company's licensed software applications are compatible with the Intel Pentium family of processors and a wide range of popular topologies, protocols, and network operating systems. Database engines supported include MS SQL Server, Sybase, Pervasive SQL, Powerflex, and Universe.

The prices of the Company's software products vary depending upon the product features included and, in the case of the Company's CAMRA and LMS products, on the client's assets under management. The Company's Antares, Mabel system, and SS&C Debt and Derivatives software is available for purchase by site or based on the number of concurrent users. AdvisorWare and Total Return pricing is based on a combination of sites, concurrent users and assets under management. Outsourcing and ASP services are available on a monthly, fee-for-service basis. The BANC Mall pricing is based on a per-usage basis.

Trade Order Management, Portfolio Management, Investment Accounting

AdvisorWare

AdvisorWare supports investment firms with sophisticated global investment, trading and management concerns, and/or complex financial, tax, partnership, and allocation reporting requirements. It delivers comprehensive multi-currency investment management, financial, contact management and partnership accounting in a Straight-Through Processing (STP) environment. Key features include:

- Interfaces with the Company's Antares product;
- A streamlined process flow that follows client workflow, and speeds data retrieval, inquiry, and navigation;
- Complete and timely client reporting;
- Comprehensive general ledger capabilities;
- A flexible, powerful Windows-based client/server database;
- Contact management;
- Multi-tasking, point-and-click, and smart (context sensitive) look-ups, linkages, and edits;
- Full-screen inquiry offers reporting flexibility, drill-down for extra detail, and quick filters, and can be saved in spreadsheet or HTML format; and
- Document Warehousing.

AdvisorWare provides for multiple modules that process a unified flow of information, including communications, research, portfolio management, trading and operations, as well as portfolio accounting, financial accounting, and tax accounting. AdvisorWare features comprehensive report writing capabilities across all modules; seamless integration with all Microsoft Office products; the ability to retain multiple cost bases; an extensive user security system; and multi-user, client/server, Microsoft Windows operating systems.

Altair

Altair is a new, "next-generation" 32-bit Windows client/server portfolio management system offered by the Company's Netherlands-based Mabel subsidiary, released in the first quarter of 2002. Altair software is a portfolio management system designed for smaller-sized companies that are looking for a solution that meets the local Benelux market requirements, offering more advanced implementation options than a file server environment. Altair offers all of the full functionality available in the Company's Mabel system, with the additional capabilities of easier data entry, multi-tasking, flexibility, user-defined toolbars and fields that are available in a 32-bit client/server Windows environment. Altair offers full multi-currency, multi-language client reporting, accrual and payment processing, general ledger accounting, forecasting, performance analysis, and margin calculation with EURONEXT standards. Altair also delivers tax reporting, government/STE reporting, and enhanced reporting capabilities incorporating Crystal reports, a user-friendly, Windows-based client reporting tool that enables the user to export reports to HTML and Microsoft Excel formats. Altair is targeted to asset managers, stockbrokers, custodians, banks, pension funds, and insurance companies, and supports a full range of financial instruments, including: stocks, bonds, collateralized loans, warrants, rights, convertibles, options, futures, interest rate swaps, real estate, currency swaps, term deposits, floating loans, and mortgages. Like the Company's Mabel system, Altair's functionality includes accounting and performance measurement consistent with the Association for Investment Management and Research (AIMR) standards, net asset value calculations for mutual funds, local regulations including reclaimable withholding tax, accounting of cash (capital and earnings separated), and has a separate shareholders-register module. Altair also provides support for stock brokering and custodial services. Altair automatically maps data to and from messages in the S.W.I.F.T. (Society for Worldwide Interbank Financial Communications) format, and supports interfaces to Antares, KAS Bank/EURONEXT, GL Trade, MarketMatch, WM/Statpro, Telekurs, Reuters, Bloomberg, Stockdata, and export to General Ledger programs including Exact, FinFact, Decade, Coda, Oracle Financial, and JD Edwards.

Antares

Antares is a comprehensive, real-time, event-driven trading and profit and loss reporting system designed to integrate trade modeling with trade order management. Antares also offers pre-trade compliance, "what-if" analysis, and Financial Information Exchange (FIX) connectivity. Modeling scenarios, including trader-defined formulas, can be customized and stored in a familiar spreadsheet environment. Antares is designed to transfer data seamlessly from modeling scenarios to trade orders. With Antares, trades can be managed in the multiple steps of trade ordering, order filling, and trade approval, or can be recorded in a single step. Antares can also allocate trades across accounts at any step in the process.

Trade blotters in Antares can be customized depending on client, product type, or trader. Full position accounting is provided across all types of securities. Antares also accepts real-time pricing updates and can display real-time positions and profit and loss statements. Portfolio rebalancing can be set to occur automatically. As Antares uses an open relational database, customized reporting is supported through its own report writing facilities, or through other third-party reporting tools. Antares also includes functionality to automate the processing of options, futures, and forward currency contracts.

For some financial institutions, the Antares trading system may serve as a comprehensive, stand-alone investment management system. For financial institutions with more accounting and historical reporting requirements, Antares may serve as the front-end trading system which can be connected to a back-office solution composed of CAMRA, Total Return, AdvisorWare, or other portfolio management investment accounting systems.

Antares XE

Antares XE is the trade order management component to the Company's recently released XE for Asset Management platform. This platform incorporates Microsoft's DNAfs architecture and development strategy, and uses XML-based messaging and workflow technology for processing trade order and allocation data from outside sources as well as within the SS&C application environment.

Aurora

Aurora is the Company's fully integrated front, middle, and back-office solution incorporating the Company's proprietary XE messaging technology with the Company's Antares and Altair systems. Aurora is marketed in Europe. Aurora combines the Company's Antares front office trade order management system with its Altair back office functionality for a straight-through processing solution, incorporating trade order management, pre-trade compliance and modeling with secure communications using Microsoft Queuing technology, automatic system-to-system data delivery, and fault tolerance, in a solution specifically tailored for the European market.

CAMRA

The Company's Complete Asset Management, Reporting and Accounting ("CAMRA") software supports the integrated management of asset portfolios by investment professionals operating across a wide range of institutional investment entities. CAMRA is a 32-bit, multi-user, integrated solution tailored to support the entire portfolio management function, and includes features to execute, account for, and report on all typical securities transactions.

CAMRA is designed to account for all activities of the investment operation and to continually update investment information through the processing of day-to-day securities transactions. The product accounts for transactions and holdings and stores the results of most accounting calculations in its open, relational database, providing user-friendly, flexible data access and supporting data warehousing. In addition to storing transactions and holdings data on securities, cash, and foreign exchange forward contracts,

CAMRA stores data on custodians, brokers and broker budgets, analytical information, general ledger entries, alternative accounting basis, tax information, and other aspects of the investment operation. To facilitate further automation of the storage and access of such extensive data, the Company has developed interface capabilities for smooth information exchange with custodian banks, data providers, and analytic data services.

Other CAMRA features include:

Comprehensive Accounting and Reporting Capabilities. CAMRA supports four accounting bases— GAAP, statutory, management, and tax — plus multiple alternative accrual methods, multiple sales methods, average cost or tax lot accounting, and multiple amortization methods.

Support of Trading Transactions. CAMRA supports a wide variety of transactions, including buy and sell, short and cover, swap, put, call, redemption, return of capital, settlement, account transfer, and portfolio transfer. Authorized users record all transactions on a real-time basis, permitting immediate enterprise-wide access to the most current portfolio information.

Multi-currency Processing. CAMRA automatically calculates transaction and translation values in accordance with applicable accounting and industry conventions, supports calculation of market, accounting, and foreign exchange gains and losses, and provides a full foreign exchange trading capability with forward pricing, while taking into account such critical parameters as global calendars (with weekends and holidays defined by countries), multiple-based currencies, and required rounding techniques.

Regulatory Compliance. CAMRA includes standard reports to meet the annual and quarterly regulatory reporting requirements of insurance organizations as promulgated by the National Association of Insurance Commissioners (NAIC). CAMRA also supports regulatory reporting requirements of various other regulatory agencies such as the Securities and Exchange Commission and the Office of the Comptroller of the Currency.

Integrated Modules. CAMRA is designed to facilitate seamless integration with its software modules. Modules to CAMRA are available for performance measurement using computations consistent with Association for Investment Management and Research (AIMR) standards, pre- and post-trade compliance monitoring, net asset value computations for mutual funds, optimization of trading in mortgage-backed securities on a to-be-announced (TBA) basis, client fee billing, and interfacing with various products including Bloomberg Trade Book, Open Bloomberg, Interactive Data Corporation, and other analytic data services.

CAMRA XE

SS&C's CAMRA XE is the portfolio management and accounting component of the Company's recently introduced XE for Asset Management platform. This platform incorporates Microsoft's DNAfs architecture and development strategy, and uses XML-based messaging and workflow technology for processing trade order and allocation data from outside sources as well as within the SS&C application environment.

Lightning

Lightning is a full-service ASP solution supporting the front office, middle office, and back office processing needs of commercial banks and broker dealers of all sizes and complexity. Lightning fully automates the trading, sales, funding, accounting, risk analysis, asset/liability management, portfolio management, and safekeeping processes. Lightning is a suite of "best-of-breed" products and services in a comprehensive straight-through-processing solution. Lightning has a robust middleware and message router system that keeps applications continuously in sync with one another. The product uses a customizable set of alerts and alarms that allows clients to route transactions for approval or for notification.

Lightning's front office TradeDesk module provides ticket entry, confirmation, access to offerings, and comprehensive customer information and holdings. TradeDesk simplifies offering distribution, order flow management, and position risk evaluation, and provides performance measurement, compliance monitoring, and real-time risk measurement.

Lightning's TradePath module provides a seamless gateway to the Bloomberg Trading System. It also provides a back office interface for transaction processing. TradePath maintains a mirror of the Bloomberg positions and captures Bloomberg trades in real time. A powerful repair queue eliminates manual processing by automatically correcting profit-and-loss adjustments. TradeDesk also provides middle-office capabilities including: trade order routing, repair queue, alerts and alarms; a back-office interface to facilitate straight-through trade processing; management review of sales production by product, salesperson, or trading desk; on-line review of positions, limits, and hedge total from an overall desk view or individual trader perspective; immediate routing of trades to clearing/custody/settlement systems; and customer and security/CUSIP master review and completion.

Lightning's back-office capabilities include safekeeping, portfolio accounting, analytics, and asset liability management. Lightning provides full regulatory reporting and books and records for various regulatory regimes.

Mabel

Mabel is a portfolio management system offered by the Company's Netherlands-based Mabel subsidiary that is used by clients throughout Europe and the Caribbean. Mabel software is a portfolio management system designed for smaller-sized companies who are looking for a solution that meets the local Benelux market requirements and require a range of functionality. The system is available in both Dutch and English language. Primarily, Mabel is used by asset managers, stockbrokers, custodians, banks, pension funds, and insurance companies. Mabel supports a full range of financial instruments: stocks, bonds, collateralized loans, warrants, rights, convertibles, options, futures, interest rate swaps, real estate, currency swaps, term deposits, floating loans, and mortgages. Mabel's functionality includes accounting and reporting, performance measurement consistent with the Association for Investment Management and Research (AIMR) standards, net asset value calculations for mutual funds, local regulations including reclaimable withholding tax, accounting of cash (capital and earnings separated), and has a separate shareholders-register module, Mabel also provides support for stock brokering and custodial services. The Mabel system is designed to automatically map data to and from messages in the S.W.I.F.T. (Society for Worldwide Interbank Financial Communications) format.

PortPro

The Company's PortPro line of Internet-based information tools is designed to help financial institutions effectively measure, analyze, and manage balance sheets and investment portfolios. PortPro includes bond accounting, interest rate risk monitoring, investment portfolio analytics, and asset/liability management tools, available via secure Internet delivery. PortPro is available on an ASP basis.

PortPro Bond Accounting enables users to manage bond portfolios and provides accurate accounting and performance results, and reports. PortPro Analytics allows users to manage their investment portfolios by providing performance and risk analysis, including interest rate risk reporting, pre-purchase and swap analysis tools, and stress testing, among other features.

SS&C Debt & Derivatives

SS&C Debt & Derivatives is a comprehensive financial application software package designed to process and analyze all activities related to derivative and debt portfolios. SS&C Debt & Derivatives supports the following derivative instruments: supported include swaps; caps/floors/collars; Forward Rate Agreements, equity swaps, equity options, interest bearing debt, discounted debt, futures, options, foreign exchange, spot/forwards, and bond forwards. The SS&C Debt & Derivatives system also provides extensive management and regulatory reporting capability.

Total Return

Total Return is a portfolio management and partnership accounting system oriented toward the hedge fund and private wealth markets. It is a multi-currency system which is designed to provide securities accounting and reporting for businesses with high transaction volumes. Partnership accounting, including the generation of tax forms 1065 and K-1, are provided through Total Return's TR1065 module. Total Return also incorporates a comprehensive general ledger. Performance measurement using computations consistent with AIMR standards is also provided through a module to the system. Other modules to Total Return provide for tax reporting and trust reporting. Total Return also has interfaces with brokers, pricing services, data services, and front-end trading systems.

TradeDesk

TradeDesk is a comprehensive paperless trading system that automates front- and mid-office aspects of fixed-income transaction processing, enabling clients to automate ticket entry, confirmation, access to offerings, and providing immediate, on-line access to complete customer information and holdings. TradeDesk simplifies trading details such as offering distribution, order flow management, and position risk evaluation. Clients benefit from immediate performance measurement, effective compliance monitoring, real-time risk measurement, and cost savings from straight-through processing. TradeDesk also provides: customized views (e.g., traders, sales, and funding desk); the TradePath Bloomberg Gateway; remote entry via the Internet; "drag & drop" deal capture; position and order management; cost of carry and profit-and-loss; and customer holdings, suitability and credit risk. TradeDesk is available on an ASP basis.

Asset/Liability Management

PTS

PTS provides an economic model of insurance assets and liabilities, generating option-adjusted cash flows to reflect the complex sets of options and covenants frequently encountered in insurance contracts or comparable agreements. PTS includes the following features:

Large-Scale Corporate Simulation Models. The Company and certain significant clients have implemented a number of complex models of whole-company financial performance. Unlike simpler systems, PTS 2000 maintains an internal architecture patterned after the structure of insurance companies themselves, making full-scale corporate models practical. Such corporate models are used to facilitate capital structure decisions, revealing and measuring overall financial performance, and guiding overall risk management practice.

Option Pricing. The PTS option-pricing model provides option-adjusted valuation of assets and liabilities under a consistent conceptual framework. The PTS option-pricing model explicitly considers interest-sensitive embedded options, providing valid interest rate risk analysis by using price behavior curves that graphically depict asset/liability performance over shifts in the interest rate term structure.

Macro Pricing. The Company's proprietary Macro-Pricing algorithm recognizes the complex relationships within contemporary financial intermediaries and provides a matrix of possible product and production quota options in conformity with the profit expectations of the client.

PortPro PALMS

Developed exclusively for the Internet, PortPro PALMS is an asset/liability management service that enables users to perform detailed balance sheet analysis, review reports, and perform simulations (*e.g.*, adding products, changing existing products). PortPro PALMS imports asset information from the client's loan, deposit, and investment systems without data entry, and enables clients to evaluate the impact of a specific asset or liability on their balance sheets. Features supported include: projected income at risk, market value at risk, historical performance analysis, historical income analysis, balance sheet composition, balance sheet supporting data. PortPro PALMS is part of the PortPro family of services that delivers portfolio accounting, analytics, and risk management tools over the Internet to community banks and credit unions. PortPro PALMS is available on an ASP basis.

Dynamic Financial Analysis

Finesse

Finesse is a dynamic financial analysis (DFA) tool, designed and developed in cooperation with Ernst & Young LLP, to perform the following functions:

- Model operating results;
- Gauge the effects of reinsurance and validate pricing;
- Value business transactions such as mergers and acquisitions;
- Measure the impact of new products;
- Predict cash flows;
- Analyze the impact of investment decisions; and
- Improve strategic planning.

Finesse generates iterative computer-simulated scenarios in response to events that may have an impact on a client's business. The results of this iterative process are stored in Finesse's "virtual general ledger," which mimics the financial accounting that would occur if these scenarios were to occur. All simulated results are recorded and can be easily viewed on Finesse's "graphical palette," an on-line facility that visually depicts the likely occurrence of one or more specific events.

Loan Management, Lending and Leasing

LMS

LMS enables mortgage professionals to process, analyze, and report on a comprehensive basis information regarding their mortgage loan portfolios. LMS is a 32-bit, multi-user, integrated solution operating on a client/server platform, which eliminates the need for separate, independent systems within the mortgage loan area. LMS, which can be integrated with data stored in the Company's CAMRA and PTS products, provides the following features:

Application and Commitment Processing. LMS supports the processing of commercial and residential mortgage loans, providing on-line access to critical evaluative information, including credit history, appraisals, ratio, broker information, duration, convexity, average life and discounted cash flow valuation, permitting loan recommendations to be generated quickly, consistently, and easily.

Accounting and Servicing Support. LMS supports accurate and consistent servicing of loans, including general ledger entries at the sub-portfolio level, with a direct interface to the corporate general ledger. LMS also maintains appraisals and operating statements at the proper level to support loan and portfolio management.

Comprehensive Reports. LMS generates and supports a wide range of accounting, servicing, and management reports. All reports can be viewed on-line, downloaded or printed.

Real Estate Owned ("REO"). LMS provides a smooth transition from a loan to an equity asset, establishes/monitors budgets, maintains depreciation records and processes REO-specific transactions.

Executive Summary. LMS SnapShots captures a comprehensive overview of a selected portfolio, making essential information immediately available. LMS SnapShots also exports into Microsoft Excel or Lotus.

Interested Party Directory. LMS's Interested Party Directory serves as a common source for all business entities, providing comprehensive borrower financial exposure analysis, relationship tracking, and business functionality exposure.

Extend. LMS's Extend utility allows users to customize their databases by creating screens and database fields to enter, review, and report information. It attaches to more than 25 areas of the system.

Imaging and Mapping. LMS enables users to attach image files to multiple areas of the system for document and collateral imaging and tracking, and plots properties onto on-line geographic maps, facilitating analyses at both a general and a property-specific detailed level.

The BANC Mall

The BANC Mall is an Internet-based lending and leasing tool designed for loan officers and loan administrators. The BANC Mall provides on-line lending, leasing, and research tools that deliver streamlined credit processing. Clients use The BANC Mall on a fee-for-service basis to access more than a dozen data providers, including Trans Union, Equifax, and Paragon. The BANC Mall is structured around three information centers: Research; Lending; and Leasing. The BANC Mall is available on an ASP basis.

The BANC Mall's Research Center brings many resources to the desktop, including: Commercial Business Information Reports; Credit Reports; U.S. Company Information; Worldwide Company Information; Business Research & News; Management & Marketing Research; LEXIS®—NEXIS® Case Law; Patents, Trademarks, & Copyrights; Newspapers; and Biographies & Government. The BANC Mall's Loan Center provides accurate and timely online information for loan officers and loan administrators, including credit evaluations and collateral valuation services. Clients can access all sources of information through the BANC Mall's Web Portal. The BANC Mall's Leasing Center, also known as CapitalClick, is available to community financial institutions and enables clients to offer equipment leasing to commercial customers on a referral basis.

Real Estate Equity Management

PRO-JECT

PRO-JECT is property valuation software that calculates the value of any combination of office, industrial, retail, apartment, and mixed-use property types. It can perform sophisticated sensitivity analysis on property assumptions, and produce detailed reports such as present value and consolidated cash flow reports.

SKYLINE II

SKYLINE II is a comprehensive property management system that simplifies property management by providing a single-source view of all real estate holdings. SKYLINE II functions as an integrated lease administration system, a historical property/portfolio knowledge base, and a robust accounting and financial reporting system, enabling users to track each property managed, including data on specific units and tenants. SKYLINE II helps users make decisions, report status, manage cash flows, and service accounts. SKYLINE II manages all aspects of office/industrial, residential, and retail properties, even those that are decentralized geographically. Functionality includes comprehensive property management for multiple properties and multiple geographic locations, general ledger, cash management and automated billing with a full security audit trail.

Application Service Provider/Business Process Outsourcing (ASP/BPO) Services

As discussed previously, most of the Company's products are available via license, outsource, ASP, or "blended" solutions. Several of the Company's product offerings are available via ASP only. Clients looking to outsource investment accounting operations, or for a blended solutions work with SS&C Direct.

SS&C Direct

For those clients seeking an Application Service Provider/Business Process Outsourcing (ASP/BPO) solution for portfolio accounting, reporting, and analysis functions, the Company provides comprehensive ASP/BPO services through its SS&C Direct operating unit. SS&C Direct's ASP*plus* service includes: hosting of the Company's application software; automated workflow integration; automated quality control mechanisms; and extensive interface and connectivity services to custodian banks, data service providers, depositories, and other external entities. The Outsourced Investment Accounting Services option includes comprehensive investment accounting and investment operations services for sophisticated, global organizations. Clients also can access CapitalSuite, the Company's Web Portal, to obtain front-end trade order management integrated with back-office accounting and operations, Internet-based XML workflow, risk analysis, external data and news feeds, and data access and reporting via a Web browser. As of December 31, 2001, SS&C Direct supported 60 clients with approximately $60 billion in assets for both its ASP and Outsourced Investment Accounting Services.

ASP-Only

The following products and services are available on an ASP basis only: Lightning, PortPro, PortPro PALMS, TradeDesk, TradePath, and The BANC Mall. These products were developed to enable smaller institutions, such as community banks and credit unions, to access sophisticated functionality that previously had been available only to larger institutions. The Company markets these products to these smaller institutions directly, and to the larger regional banks, indirectly, through strategic alliances.

Consulting Services

Building upon the capability and flexibility of its software products, the Company offers a range of professional services to assist clients in implementing the Company's software products and meeting their portfolio management needs. To facilitate successful product implementation, the Company's consultants assist clients with initial installation of a system, conversion of the client's historical data, and ongoing training and support. The Company's team works closely with the client to ensure smooth transition and operation of SS&C systems. The Company believes its commitment of dedicated professionals to facilitate the transition process strengthens its relationship with the client, provides the Company with valuable information regarding client requirements, and offers the opportunity for sales of additional Company products and services to the client. The Company's consultants have a broad range of experience in the financial services industry and include certified public accountants, chartered financial analysts, mathematicians, and professionals from the asset management, real estate, investment, insurance, and banking industries. The Company believes its commitment to professional services facilitates the adoption of the Company's software products across its target markets.

Product Support

The Company believes its high level of service and support is critical to its success and is an important competitive advantage. Further, the Company believes a close and active service and support relationship is important to enhancing client satisfaction and provides the Company with important information regarding evolving client requirements. The Company provides each of its significant clients with a dedicated client support team, organized by industry and function, whose primary responsibility is to resolve questions and concerns. In addition, the Company provides direct telephone support during extended business hours. Additional hours are available during peak periods, and the Company uses the Internet, electronic bulletin boards, and other forms of electronic data distribution to provide clients with the latest information regarding its products. The Company uses Applix technology to log and track issues and questions, and Webex for on-line diagnostics. The Company also provides periodic maintenance releases of licensed software to its clients, as well as regulatory updates (generally during the fourth quarter), to clients to meet industry reporting obligations and other processing requirements as they evolve. The Company's service and support activities are supplemented by comprehensive training, including a comprehensive Center of Excellence client certification program, which provides certification classes in the Company's products.

Clients

The Company's clients include a wide range of institutional investment enterprises and other organizations that require a full range of information management and analysis, accounting, actuarial, reporting, and compliance software on a timely and flexible basis. Clients include financial institutions, hedge funds and family offices, institutional asset managers, insurance companies and pension funds, and real estate asset managers. The Company provides products and services to more than 7,500 organizations worldwide.

Sales and Marketing

The Company believes a direct sales organization is essential to the successful implementation of its business strategy, given the complexity and importance of the operations and information the Company's products are designed to manage, and the extensive regulatory and reporting requirements faced by its clients. The Company's dedicated direct sales and support staff, which is supplemented by extensive ongoing product and sales training, is organized by business unit and situated in the Company's various sales offices. The Company also uses telemarketing to support sales of its real estate equity products.

The Company's marketing personnel are responsible for evaluating and developing marketing opportunities and providing sales support. The Company's marketing activities include generation of client leads, targeted direct electronic marketing campaigns, Internet marketing, seminars, advertising, trade shows, conferences, and public relations efforts. The marketing department also supports the sales force with appropriate documentation or electronic materials for use during the sales process.

Product Development; Research and Development; Backlog

The Company believes it must introduce new products and features into the market on a regular basis to maintain its competitive advantage. To meet these goals, the Company uses multidisciplinary teams of highly trained finance, accounting, mathematical, actuarial, software, and investment personnel, and has invested heavily in developing a comprehensive product analysis process to meet rigorous requirements for product functionality and quality across its target markets.

The Company's research and development engineers work closely with the Company's marketing and support personnel to assure product evolution reflects developments in the marketplace and trends in client requirements. Historically, the Company has issued a major functional release of its core products during the second or third quarter of each fiscal year, including functional enhancements, as well as an annual fourth quarter release to reflect evolving regulatory changes in time to meet clients' year-end reporting requirements.

Although the Company historically has met its scheduled dates for product releases and enhancements, software development is characterized by unanticipated delays, and there can be no assurance that the Company will be able to meet future scheduled release dates as planned. Further, there can be no assurance that the Company's new product releases and product enhancements will adequately address the needs of the marketplace or will not contain "bugs" which could cause delays in product introduction or shipments or, if discovered in the future, require modification of the Company's products.

Backlog is not a significant factor in the Company's business.

Competition

The market for financial services software is competitive, rapidly evolving, and highly sensitive to new product introductions and marketing efforts by industry participants. The market is also highly fragmented and served by numerous firms, many of which serve only their respective local markets or specific customer types, and much of the Company's competition stems from information systems or timesharing services developed and serviced internally by the MIS departments of financial services firms. The Company currently faces direct competition in various segments of the financial services industry from: Advent Software, Inc., Accenture, Capital Management Sciences, Decalog, DST International, Eagle Development, EDS, Ernst & Young, Financial Models Company, IMS, Integrated Decision Systems, Investment Technology Group, Merrin, Princeton Financial Systems, Security APL, Sungard Data Systems, State Street Bank, Thomson Financial Services, Tillinghast, and UNISYS.

The Company believes none of its competitors currently competes against it in all of its target industry segments, although there can be no assurance that one or more may not compete against the Company in the future in additional industry segments. Many of the Company's current and potential future competitors have significantly greater financial, technical, and marketing resources, generate higher revenues, and have greater name recognition than does the Company. There can be no assurance that the Company's current or potential competitors will not develop products comparable or superior to those developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends, or changing client requirements. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially adversely affect the Company's business, financial condition, and results of operations.

The Company believes the principal competitive factors in its industry include product performance and functionality, ease of use, scalability, ability to integrate external data sources and processing systems, product and company reputation, client service and support, and price. Although the Company believes it currently competes effectively with respect to such factors, there can be no assurance that the Company will be able to maintain its competitive position against current and potential competitors.

Proprietary Rights

The Company primarily relies on a combination of copyright, trademark, and trade secret laws and license agreements to establish and protect proprietary rights of its products. The source code for the Company's products is protected as both a trade secret and an unpublished copyrighted work. In addition, the Company generally enters into confidentiality and/or license agreements with its employees, distributors, clients, and potential clients and limits access to, and distribution of, its software, documentation, and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization or to develop similar technology independently. In addition, effective copyright and trade protection may be unavailable or limited in certain foreign countries.

Because the software development industry is characterized by rapid technological change, the Company believes factors such as technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition, and reliable service and support are more important to establishing and maintaining a leadership position than legal protections of its technology.

Employees

As of December 31, 2001, the Company had 351 full-time employees, consisting of 88 employees in research and development, 99 employees in consulting and services, 69 employees in sales and marketing, 55 employees in client support, and 40 employees in finance and administration. Of the total, 55 employees are in the Company's international operations. None of the Company's employees is covered by any collective bargaining agreements. In the opinion of management, the Company has a good relationship with its employees. The future success of the Company will depend upon its ability to attract and retain qualified personnel. Competition for such personnel is often intense, and there can be no assurance that the Company will be able to attract and retain adequate numbers of qualified personnel in the future.

ITEM 2. PROPERTIES

The Company leases its corporate offices, which consist of 73,000 square feet of office space located in Windsor, Connecticut. The initial lease term expires in 2008, and the Company has the right to extend the lease for one additional term of five years. In support of direct sales and support operations, the Company utilizes facilities and offices in seven locations in the United States and also has offices in London, England; Amsterdam, Netherlands; Kuala Lumpur, Malaysia; Singapore; and Tokyo, Japan.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company is subject to certain legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the Company is not party to any litigation or proceedings known to be contemplated by government authorities that management believes could have a material effect on the Company or its business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company did not submit any matters to a vote of security holders during the fourth quarter of the fiscal year covered by this Report.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company are as follows:

Name	Age	Position
William C. Stone	46	President, Chief Executive Officer, and Chairman of the Board of Directors
Normand A. Boulanger	40	Executive Vice President and Chief Operating Officer
Anthony R. Guarascio	48	Senior Vice President and Chief Financial Officer

William C. Stone founded the Company in 1986 and has served as Chairman of the Board of Directors and Chief Executive Officer since the Company's inception. He has also served as the Company's President from inception through April 1997 and since March 1999. Prior to founding the Company, Mr. Stone directed the financial services consulting practice of KPMG LLP in Hartford, Connecticut and was Vice President of Administration and Special Investment Services at Advest, Inc.

Normand A. Boulanger has served as the Executive Vice President and Chief Operating Officer of the Company since October 2001. Prior to that, Mr. Boulanger served the Company as Senior Vice President, SS&C Direct from March 2000 to September 2001, Vice President, SS&C Direct from April 1999 to February 2000, Vice President of Professional Services for the Americas, from July 1996 to April 1999, and Director of Consulting from March 1994 to July 1996. Prior to joining the Company, Mr. Boulanger was Director of Investment Operations for The Travelers, now a Citigroup organization, from September 1986 to March 1994.

Anthony R. Guarascio has served as the Senior Vice President, Chief Financial Officer of the Company since October 1998. Prior to joining the Company, Mr. Guarascio served as Vice President, Finance and Administration and Chief Financial Officer for Executone Information Systems, Inc., a company specializing in integrated voice and data communications, from January 1994 to September 1998. From January 1990 to January 1994, Mr. Guarascio was Vice President and Corporate Controller for Executone.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock has been trading on the Nasdaq National Market under the symbol "SSNC" since the Company's initial public offering of Common Stock on May 31, 1996 (the "Offering").

The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share of Common Stock as reported on the Nasdaq National Market:

	Fiscal 2001 Price Range		Fiscal 2000 Price Range	
Quarter	High	Low	High	Low
First	$6.00	$4.34	$7.50	$4.63
Second	6.85	4.38	6.06	4.00
Third	7.50	5.40	6.75	4.13
Fourth	8.00	5.25	5.63	3.94

There were 56 stockholders of record of the Company's Common Stock as of March 20, 2002. The number of stockholders of record may not be representative of the number of beneficial owners because many shares are held by depositories, brokers or other nominees.

The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs, and plans for expansion.

The following information relates to the use of proceeds from the Offering.

The effective date of the Company's Registration Statement on Form S-1 (File No. 333-3094) (the "Registration Statement") relating to the Offering, for which the following use of proceeds information is being disclosed, was May 30, 1996.

From the effective date of the Registration Statement through December 31, 2001, the Company has used the net offering proceeds to the Company as follows (in thousands):

Corporate move and equipment purchases	$16,836
Acquisition of other businesses	6,917
Repayment of indebtedness	3,538
Purchase of Common Stock for Treasury	8,003
Working capital	17,506
Total	$52,800

All of the above-listed payments were direct or indirect payments to persons other than: directors, officers, general partners of the Company or their associates; persons owning ten percent or more of any class of equity securities of the Company; or affiliates of the Company.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2001(1)	2000	1999(2)	1998(3)	1997(4)
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues	$55,717	$60,014	$ 65,736	$ 73,593	$45,527
Income (loss) before taxes	6,487	3,333	(19,191)	2,278	1,563
Net income (loss)	4,022	2,172	(12,648)	1,053	534
Net income (loss) per share:					
Basic earnings (loss) per share	$ 0.27	$ 0.14	$ (0.81)	$ 0.07	$ 0.04
Shares used in basic per share calculation	15,004	15,918	15,678	14,956	14,040
Diluted earnings (loss) per share	$ 0.27	$ 0.14	$ (0.81)	$ 0.07	$ 0.04
Shares used in diluted per share calculation	15,168	15,962	15,678	15,906	14,437
Balance Sheet Data at period end:					
Cash and cash equivalents	$28,425	$20,690	$ 14,304	$ 13,047	$ 5,026
Investments in marketable securities	31,077	35,840	36,034	42,263	53.717
Working capital	56,284	54,330	53,617	59,134	54,885
Total assets	88,779	90,858	89,717	105,314	85,997
Long-term obligations	—	5	11	151	300
Stockholders' equity	72,948	72,654	72,553	78,922	65,646

(1) On November 15, 2001, the Company acquired Digital Visions (DVI), a division of Netzee Inc., for $1.35 million in cash and the assumption of certain liabilities.

(2) On March 11, 1999, the Company acquired all of the outstanding stock of HedgeWare, Inc. ("HedgeWare") for 685,683 shares of the Company's common stock in a business combination accounted for as a pooling-of-interests. Accordingly, the selected financial data for all periods prior to the combination have been restated to reflect the combined operations. See Notes 2 and 12 of Notes to the Company's Consolidated Financial Statements.

(3) On March 20, 1998, the Company purchased substantially all of the assets of Quantra Corporation for an aggregate purchase price of 546,019 shares of the Company's Common Stock, $2.3 million in cash and the assumption of certain liabilities of approximately $4.1 million. On April 9, 1998, the Company purchased all the stock of Savid International Inc. and The Savid Group, Inc. for a purchase price of $861,000. See Notes 2 and 12 of Notes to the Company's Consolidated Financial Statements.

(4) On November 14, 1997, the Company purchased all the stock of Mabel Systems BV for $2.5 million. On December 31, 1997, the Company purchased all the outstanding stock of Shepro Braun Systems, Inc. for 1.0 million shares of the Company's Common Stock in a business combination accounted for as a pooling-of-interests. Accordingly, the selected financial data for all periods prior to the combination have been restated to reflect the combined operations. See Notes 2 and 12 of Notes to the Company's Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The Company's significant accounting policies are summarized in Note 2 to its Consolidated Financial Statements. However, certain of the Company's accounting policies require the application of significant judgment by its management, and such judgments are reflected in the amounts reported in its Consolidated Financial Statements. In applying these policies, the Company's management uses its judgment to determine the appropriate assumptions to be used in the determination of estimates. Those estimates are based on the Company's historical experience, terms of existing contracts, its observance of trends in the industry, information provided by its clients, and information available from other outside sources, as appropriate. Actual results may differ significantly from the estimates contained in the Company's Consolidated Financial Statements. The Company's significant accounting policies include:

Revenue Recognition. The Company's revenues consist primarily of software license revenues, maintenance revenues, and professional and outsourcing services revenues.

The Company applies the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2") to all software transactions. The Company recognizes revenues from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured. SOP 97-2 requires that revenues recognized from software transactions be allocated to each element of the transaction based on the relative fair values of the elements, such as software products, specific upgrades, enhancements, post-contract client support, installation, or training. The Company defers revenues from the transaction fee equivalent to the fair value of the undelivered elements. The determination of fair value is based upon vendor-specific objective evidence. The Company occasionally enters into software license agreements requiring significant customization. The Company accounts for these agreements on the percentage-of-completion basis and must estimate the costs to complete the agreement utilizing an estimate of development man-hours remaining. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Material differences may result in the amount and timing of the Company's revenues for any period if management made different judgments or utilized different estimates.

The Company recognizes revenues for maintenance services ratably over the contract term. The Company's consulting, training, and outsourcing services are generally billed based on hourly rates, and the Company generally recognizes revenues over the period during which the applicable services are performed.

Allowance for Doubtful Accounts. The preparation of financial statements requires the Company's management to make estimates relating to the collectibility of its accounts receivable. The Company's accounts receivable balance was $8.9 million, net of allowance for doubtful accounts of $1.0 million, as of December 31, 2001. Management establishes the allowance for doubtful accounts based on historical bad debt experience. In addition, management analyzes customer accounts, client concentrations, client credit-worthiness, current economic trends, and changes in the Company's client payment terms when evaluating the adequacy of the allowance for doubtful accounts. Such estimates require significant judgment on the part of the Company's management.

Income Taxes. As of December 31, 2001, the Company had net deferred tax assets of $9.1 million. The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly. Such estimates require significant judgment on the part of the Company's management. In addition, management evaluates the need to provide additional tax provisions for adjustments proposed by taxing authorities.

Overview of 2001

In 2001, the Company accomplished three primary objectives: to further increase recurring revenues as a percent of total revenues, to enhance profitability and earnings per share by aggressively managing expenses, and to enter a new vertical market, "financial institutions," through the acquisition of Digital

Visions in November 2001. Recurring revenues include maintenance and outsourcing revenues. Over the last several years, much of the Company's efforts to increase recurring revenues has focused on building its outsourcing and ASP businesses. This model not only supports client straight-through-processing initiatives, but also enables the Company to increase recurring revenues. At year-end 2001, recurring revenues represented 59.4% of total revenues, as compared with 53.1% in 2000 and 43.2% in 1999. Also during 2001, the Company continued to follow through on efforts initiated in 2000 to reduce expenses. In 2001, the Company reduced expenses by 14% versus the prior year and by more than 40% versus 1999.

As a result of these initiatives, the Company reported revenue of $55.7 million, net income of $4.0 million and $0.27 diluted earnings per common share. The Company ended 2001 with cash and cash equivalents and marketable securities of $59.5 million after investing in capital expenditures, acquisitions and repurchases of shares.

The acquisition of Digital Visions has had an immediate impact on the Company's recurring revenues and places the Company in a leadership position in the banking and credit union markets. Digital Visions markets a line of bond accounting, interest rate analytic, and asset liability management services under the brand name "PortPro". It also markets a "Mall" of information services to retail and small business lending officers at these institutions. As a subsequent event, in January 2002 the Company acquired Real-Time USA, Inc., a provider of front-, mid- and back-office applications via ASP or license to commercial banks and broker dealers throughout the United States. The two acquisitions combined present immediate opportunities with "Lightning," a capital markets fixed-income trading, analytics, and portfolio management system the two organizations had been co-marketing prior to the acquisitions.

Supporting the Company's continued belief that its shares are undervalued, on May 24 2001, the Company's Board of Directors authorized the continued repurchase of shares of the Company's common stock, up to an additional expenditure of $20 million. In 2001, the Company repurchased 376,400 shares of its common stock for a total of $2.3 million. Including the stock repurchase program begun on May 23, 2000 and completed on May 23, 2001, the Company has purchased a total of 1.4 million shares for approximately $8.0 million.

Years Ended December 31, 1999, 2000, and 2001

Revenues

The Company's revenues are derived from software licenses, related maintenance and professional services and outsourcing services provided by the SS&C Direct and Digital Visions operating units. Net revenues were $65.7 million, $60.0 million and $55.7 million in 1999, 2000 and 2001, respectively, representing decreases of 8.7% from 1999 to 2000 and 7.2% from 2000 to 2001. The decrease in revenues from 1999 to 2000 of $5.7 million was due to a decrease in professional services and license revenues offset by increases in outsourcing and maintenance revenues. The decrease in revenues from 2000 to 2001 of $4.3 million was due to a decrease in professional services and license revenues and offset by increases in outsourcing and maintenance revenues.

Software Licenses. Software license revenues decreased 11% from $18.7 million in 1999 to $16.6 million in 2000, and decreased 8% to $15.3 million in 2001. The decrease from 1999 to 2000 of $2.1 million was mainly due to a decrease in sales of LMS, CAMRA, and AdvisorWare offset by an increase in sales of Antares and SKYLINE. The decrease from 2000 to 2001 of $1.3 million was mainly due to a decrease in sales of Mabel and Antares offset by increases in sales of the CAMRA, Total Return, and PTS products. The lower license revenues in 2000 and 2001 are mainly due to a reduction in demand from large enterprise system clients. Product revenue results will vary depending on the timing, size and nature of the Company's license transactions.

Maintenance. Maintenance revenues increased 2% from $25.7 million in 1999 to $26.2 million in 2000, and increased 2% to $26.7 million in 2001. The increase in maintenance revenues from 1999 to 2000 of $0.5 million was primarily due to an increase in the installed base of CAMRA clients offset by a decrease in maintenance revenue from discontinued software products. The increase in maintenance revenues from 2000 to 2001 of $0.5 million was primarily due to higher average annual maintenance fees.

Professional Services. Professional services revenues decreased 38% from $18.6 million in 1999 to $11.5 million in 2000, and decreased 36% to $7.4 million in 2001. The decreases in both 2000 and 2001 were primarily due to decreased license revenues and the subsequent decrease in demand for the Company's implementation, conversion, and training services. Professional services revenues will continue to be affected by the Company's overall license revenue levels.

Outsourcing. Outsourcing revenues increased 108% from $2.7 million in 1999 to $5.6 million in 2000, and increased 13% to $6.3 million in 2001. The increases in both 2000 and 2001 were primarily due to increased demand by customers for outsourcing services provided by SS&C Direct as an alternative to license purchases. The acquisition of Digital Visions in November 2001 also contributed to the growth in outsourcing revenue.

Cost of Revenues

The total cost of revenues decreased 17% from $27.8 million in 1999 to $23.0 million in 2000, and decreased 15% to $19.6 million in 2001. The gross margin increased from 58% in 1999 to 62% in 2000, and increased to 65% in 2001. The increase in gross margins from 1999 to 2000 was primarily due to the lower cost of software licenses. The increase in gross margins from 2000 to 2001 was primarily due to lower outsourcing costs.

Cost of Software Licenses. Cost of software license revenues consists primarily of amortization expense of completed technology, royalties, the costs of product media, packaging, and documentation. The cost of software license revenues decreased from $4.2 million in 1999 to $1.0 million in 2000, and decreased to $0.7 million in 2001. The cost of software license revenues as a percentage of these revenues was 22%, 6%, and 5% in 1999, 2000, and 2001, respectively. The decrease in costs in 2000 was primarily due to the reduction in amortization of completed technology. The amortization for completed technology, which was related to the acquisition of Quantra in March 1998, ended in the fourth quarter of 1999. The decrease in costs from 2000 to 2001 was primarily due to the amortization expense of completed technology related to the acquisition of Savid in April 1998, which was completed in 2000.

Cost of Maintenance Revenue. Cost of maintenance revenues primarily consists of technical customer support and the engineering costs associated with product and regulatory updates. These costs increased from $5.9 million in 1999 to $6.5 million in 2000, and increased to $6.8 million in 2001. The dollar increase in costs from 1999 to 2000 was primarily due to the Company's investment in information systems and facilities to support a larger customer base. The dollar increase in costs from 2000 to 2001 was primarily due to higher personnel-related costs.

Cost of Professional Services. Cost of professional services revenues consists primarily of the cost related to personnel utilized to provide implementation, conversion, and training services to the Company's software licensees, as well as system integration, custom programming, and actuarial consulting services. These costs decreased from $14.1 million in 1999 to $9.0 million in 2000, and decreased to $6.2 million in 2001. In 2000 and 2001, the Company significantly reduced its professional consulting organization due to the decrease in demand for the Company's implementation services which was a result of the lower license revenues as compared to the preceding years.

Cost of Outsourcing Revenues. Cost of outsourcing revenues consists primarily of the cost related to personnel utilized in servicing the Company's outsourcing clients. The cost of outsourcing revenues increased from $3.6 million in 1999 to $6.5 million in 2000 and decreased to $5.9 million in 2001, representing 132%, 116%, and 93% of outsourcing revenues in those years, respectively. The dollar increase in costs in 2000 was due to the expansion of the Company's outsourcing resources, including personnel and infrastructure. The dollar decrease in costs in 2001 was primarily due to lower personnel related costs as a result of improved operational efficiencies. The Company expects that the outsourcing costs as a percentage of the outsourcing revenue will continue to be high as the Company invests substantial resources in this area.

Operating Expenses

Selling and Marketing. Selling and marketing expenses consist primarily of the cost of personnel associated with the selling and marketing of the Company's products, including salaries, commissions, and travel and entertainment. Such expenses also include the cost of branch sales offices, advertising, trade shows, and marketing and promotional materials. Selling and marketing expenses decreased 32% from $18.2 million in 1999 to $12.3 million in 2000, and decreased 8% to $11.4 million in 2001, representing 28%, 21%, and 20%, respectively, of total revenues in those years. In 2000, the Company took actions to reduce its selling and marketing costs. The decreases in selling and marketing expenses were primarily in support personnel costs, advertising, and promotional expenses. The dollar decrease in selling and marketing expenses in 2001 was primarily in advertising and promotion costs as the Company found more efficient methods of delivering product promotional information to the market. The Company instituted an E-Marketing strategy which is designed to provide information about key issues in the marketplace and SS&C product information to clients and prospects.

Research and Development. Research and development expenses consist primarily of personnel costs attributable to the development of new software products and the enhancement of existing products. Research and development expenses decreased 24% from $18.7 million in 1999 to $14.2 million in 2000, and decreased 21% to $11.3 million in 2001, representing 28%, 24%, and 20%, respectively, of total revenues in those years. The dollar decreases in research and development expenses in 2000 and 2001 were mainly due to lower personnel costs as a result of the Company's consolidation of its research and development functions and the elimination of redundant costs.

General and Administrative. General and administrative expenses consist primarily of personnel costs related to management, accounting, information management, human resources, and administration and associated overhead costs, as well as fees for professional services. General and administrative expenses decreased 9% from $13.8 million in 1999 to $12.6 million in 2000, and decreased 20% to $10.0 million in 2001, representing 21%, 21%, and 18%, respectively, of total revenues in those years. In 2000, general and administrative expenses included acquisition performance payments of $2.0 million. These payments were based on certain revenue attainment goals related to the 1997 acquisition of Mabel and the 1998 acquisition of Savid. The expense decrease in general and administrative expenses in 2000, after adjusting for the acquisition payments of $2.0 million, was 23%, or $3.2 million. The decrease in 2000 was mainly attributable to a reduction in the bad debt expense and lower administrative infrastructure costs offset by increased spending related to corporate information technology. The dollar decrease in general and administrative expenses in 2001 was $0.6 million excluding the acquisition related payments of $2.0 million made in 2000. The decrease in 2001 was mainly attributable to a reduction in the bad debt expense.

Restructuring charge. For the year ended December 31, 2001, the Company incurred a restructuring charge of $0.8 million related to the elimination of 55 positions and the closing of several branches. This charge primarily consisted of severance pay for terminated employees of $467 thousand, ongoing lease commitments of $272 thousand and fixed assets write-offs of $101 thousand.

Interest and Other Income, Net. Interest income, net was $2.3 million, $2.9 million, and $2.7 million in 1999, 2000, and 2001, respectively. Interest income, net consists of interest income less interest expense. The increase in 2000 was mainly due to the Company moving the majority of its marketable securities to taxable instruments from non-taxable municipal bonds in 1999, which has resulted in a higher absolute dollar investment return. The decrease in 2001 was mainly the result of lower market interest rates on investments. Included in other income, net in 2000 and 2001, were net gains of $2.4 million and $1.2 million, respectively, resulting from sales of equity investments. The 2001 net gain included the write-off of $1.25 million related to an investment in a privately held company.

Provision (Benefit) for Income Taxes. The Company had effective tax rates of approximately 34%, 35%, and 38% in 1999, 2000, and 2001, respectively. In 1999, the Company recorded a tax benefit of

$2.3 million, or 25%, on the $9.3 million litigation settlement costs. It was determined by the Company that a portion of the litigation settlement costs was not tax-deductible. Excluding the one-time litigation expense, the effective tax rate in 1999 was 43%. In 2002, the Internal Revenue Service ("IRS") notified the Company of a purported federal income tax deficiency related to the 1999 deduction for the litigation settlement costs. Payments totaling $6.8 million made pursuant to the settlement were deducted by the Company on its 1997, 1998 and 1999 income tax returns. The Company believes the deductions were justified and intends to contest the proposed adjustment. The Company has made no provision in its financial statements relating to the proposed adjustment. If the IRS does not allow these deductions, the resulting tax liability could have a material adverse effect on the Company's results of operations in the period reported. The Company had $9.1 million of deferred tax assets at December 31, 2001. In future years, the Company expects to have sufficient levels of profitability to realize the deferred tax assets at December 31, 2001.

Liquidity and Capital Resources

The Company's cash, cash equivalents and marketable securities at December 31, 2001 were $59.5 million, which represents an increase of $3.0 million from $56.5 million at December 31, 2000. The increase in cash, cash equivalents and marketable securities includes an unrealized gain of $0.9 million. Included in marketable securities at December 31, 2001 is an equity investment valued at $0.7 million that is subject to considerable market risk due to its volatility.

The net cash provided by operating activities was $7.8 million in 2001. Cash provided by operating activities was primarily due to earnings adjusted for non-cash items and the decrease in accounts receivable offset by a decrease in deferred revenues.

Cash provided by investing activities was $1.6 million in 2001. Cash provided by investing activities was primarily due to the net proceeds from the sale of marketable securities of $5.2 million offset by capital expenditures totaling $1.8 million and the $1.6 million cash paid for the acquisition of Digital Visions, including acquisition costs of approximately $0.2 million.

Financing activities used $1.5 million in cash in 2001. This was primarily due to the Company's stock repurchase plan. In 2001, the Company purchased 376,400 shares of its Common Stock for treasury for a total of $2.3 million. This use of cash was partially offset by the proceeds from the issuance of Common Stock for the Company's 1996 Employee Stock Purchase Plan and the exercise of options.

As of December 31, 2001, the Company had $28.4 million in cash and $31.1 million of highly liquid marketable securities. The Company believes that its current cash and marketable securities balances and anticipated cash flow from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months.

For information related to the Company's commercial commitments, please see Notes 8 and 13 to the Company's Consolidated Financial Statements.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 will apply to all business combinations that the Company enters into after June 30, 2001, and eliminates the pooling-of-interests method of accounting. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under the new statements, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

The Company is required to adopt these statements for accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. Application of the non-amortization provisions of the statement will not result in a material impact on the earnings and financial position of the Company.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The standard required that legal obligations associated with the retirement of tangible long-lived assets be recorded at fair value when incurred and will be effective for the Company on January 1, 2003. The Company does not expect the adoption of SFAS No. 143 to have a material impact on our financial position or results of operations. In August 2001, the FASB issued SFAS NO. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement provides guidance on accounting for the impairment of tangible long-lived assets and was effective for the Company on January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on our financial position or results of operations.

Certain Factors That May Affect Future Operating Results

Fluctuations in Quarterly Performance. Historically, the Company's revenues and operating results have fluctuated substantially from quarter to quarter. The Company's quarterly operating results may continue to fluctuate due to a number of factors, including the timing, size and nature of the Company's individual license transactions; the timing of the introduction and the market acceptance of new products or product enhancements by the Company or its competitors; the relative proportions of revenues derived from license fees, maintenance, consulting, and other recurring revenues and professional services; changes in the Company's operating expenses; personnel changes; and fluctuations in economic and financial market conditions. The timing, size, and nature of individual license transactions are important factors in the Company's quarterly operating results. Many such license transactions involve large dollar amounts, and the sales cycles for these transactions are often lengthy and unpredictable. There can be no assurance that the Company will be successful in closing large license transactions on a timely basis or at all.

Dependence on the Financial Services Industry. The Company's clients include a range of organizations in the financial services industry. The success of these clients is intrinsically linked to the health of the financial markets. In addition, because of the capital expenditures required in connection with an investment in the Company's products, the Company believes that demand for its products could be disproportionately affected by fluctuations, disruptions, instability, or downturns in the financial markets, which may cause clients and potential clients to exit the industry or delay, cancel, or reduce any planned expenditures for investment management systems and software products. Any resulting decline in demand for the Company's products could have a material adverse effect on the Company's business, financial condition, and results of operations.

Business Model Change. The Company continues to modify its business model from one based on license fees derived from licensing proprietary software to one based on both licensing its software and transaction fees for the use of SS&C Direct outsourcing services. Due to this change in the business model, the Company's revenues will increasingly depend on its ability to attract customers to SS&C Direct and on its ability to grow the number and volume of users of the Company's outsourcing services. The number of users and the volume of their activity are largely outside of the Company's control. Thus, the Company's past operating results may not be a meaningful indicator of its future performance.

Product Concentration. To date, substantially all of the Company's revenues have been attributable to the licensing of its CAMRA, AdvisorWare, Total Return, and PTS software and the provision of maintenance and consulting services in support of such software. The Company expects that the revenue from these software products will continue to account for a significant portion of its revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for such products and services, such as competition or technological change, could have a material adverse effect on the Company's business, financial condition, and results of operations.

Competition. The market for financial service software is competitive, rapidly evolving, and highly sensitive to new product introductions and marketing efforts by industry participants. Although the Company believes that none of its competitors currently competes against the Company in all of the markets served by the Company, there can be no assurance that such competitors will not compete against the Company in the future in additional markets. In addition, many of the Company's current and potential future competitors have significantly greater financial, technical, and marketing resources, greater name recognition, and generate higher revenues than the Company.

Rapid Technological Change. The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards, and new product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and services and to develop and introduce new products and services to meet changing client needs. The process of developing software products such as those offered by the Company is extremely complex and is expected to become increasingly complex and expensive in the future due to the introduction of new platforms and technologies. There can be no assurance that the Company will successfully complete the development of new products in a timely fashion or that the Company's current or future products will satisfy the needs of the financial markets.

Integration of Operations. The Company's success is dependent in part on its ability to complete the integration of the operations of its recent acquisitions, including Digital Visions and Real-Time USA, Inc., in an efficient and effective manner. The successful integration in a rapidly changing financial services industry may be more difficult to accomplish than in other industries. The combination of these acquired companies will require, among other things, integration of the acquired companies' respective product offerings and coordination of their sales and marketing and research and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The integration of certain operations will require the dedication of management resources that may temporarily distract attention from the day-to-day business of the combined Company. The inability of management to successfully integrate the operations of acquired companies could have a material adverse effect on the business, financial condition, and results of operations of the Company.

Dependence on Proprietary Technology. The Company's success and ability to compete is dependent in part upon its ability to protect its proprietary technology. The Company relies on a combination of trade secret, copyright, and trademark law, nondisclosure agreements, and technical measures to protect its proprietary technology. There can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation or independent third-party development of such technology.

Product Defects and Product Liability. The Company's software products are highly complex and sophisticated and could, from time to time, contain design defects or software errors that are difficult to detect and correct. Errors, bugs, or viruses may result in loss of or delay in market acceptance of the Company's software products or loss of client data. Although the Company has not experienced material adverse effects resulting from any software defects or errors, there can be no assurance that, despite testing by the Company and its clients, errors will not be found in new products, which errors could result in a delay in or an inability to achieve market acceptance and thus could have a material adverse effect upon the Company's business, financial condition, and results of operations.

Key Personnel. The Company's success is dependent in part upon its ability to attract, train, and retain highly skilled technical, managerial, and sales personnel. The loss of services of one or more of the Company's key employees could have a material adverse effect on the Company's business, financial condition, and results of operations. Competition for the hiring of such personnel in the software industry is intense. Locating candidates with the appropriate qualifications, particularly in the desired geographic location, is difficult. Although the Company expects to continue to attract and retain sufficient numbers of highly skilled employees for the foreseeable future, there can be no assurance that the Company will be able to do so.

Risks Associated with International Operations. The Company has risks associated with its foreign operations. An increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those foreign markets. A portion of the Company's international sales is denominated in foreign currency, and the Company occasionally hedges some of the risk associated with foreign exchange fluctuations. Although the Company believes its foreign currency exchange rate risk is minimal, significant fluctuations in the value of foreign currencies could have a material adverse effect on the earnings of the Company. In addition, the Company's international business may be subject to a variety of other risks, including difficulties in obtaining U.S. export licenses, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers, and higher duty rates, and difficulties in enforcement of third-party contractual obligations and intellectual property rights. There can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition, or results of operations.

Because of these and other factors, past financial performance should not be considered an indication of future performance. The Company's quarterly operating results may vary significantly, depending on factors such as the timing, size, and nature of licensing transactions and new product introductions by the Company or its competitors. Investors should not use historical trends to anticipate future results and should be aware that the trading price of the Company's Common Stock may be subject to wide fluctuations in response to quarterly variations in operating results and other factors, including those discussed above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has no derivative financial instruments. The Company generally places its marketable security investments in high credit quality instruments, primarily U.S. Government and Federal Agency obligations, tax-exempt municipal obligations and corporate obligations. The Company does not expect any material loss from its marketable security investments and therefore believes that its potential interest rate exposure is not material.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates (in thousands):

	Fair Value of Investments as of December 31, 2001 maturing in:		
Investments	2002	2003	2004
Fixed Rate Investments	$12,770	$16,555	$1,043
Average Interest	5.06%	4.51%	5.16%

The Company invoices customers primarily in U.S. dollars and in local currency in those countries in which the Company has branch and subsidiary operations. The Company is exposed to foreign exchange rate fluctuations from the time customers are invoiced in local currency until collection occurs. Through December 31, 2001, foreign currency fluctuations have not had a material effect on the Company's financial position or results of operations, and therefore the Company believes that its potential foreign currency exchange rate exposure is not material.

The foregoing risk management discussion and the effect thereof are forward-looking statements. Actual results in the future may differ materially from these projected results due to actual developments in global financial markets. The analytical methods used by the Company to assess and minimize risk discussed above should not be considered projections of future events or losses.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item is contained in the Consolidated Financial Statements and related footnotes appearing in this Report, which information is incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this Item 10 is set forth in the proxy statement to be provided to stockholders in connection with the Company's 2002 Annual Meeting of Stockholders (the "Proxy Statement") under the headings "Directors and Nominees for Director" and "Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference. The name, age, and position of each executive officer of the Company is set forth under the heading "Executive Officers of the Registrant" in Part I of this Report, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 is set forth in the Proxy Statement under the headings "Compensation of Executive Officers" and "Director Compensation," which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by this Item 12 is set forth in the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management," which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item 13 is set forth in the Proxy Statement under the headings "Certain Transactions" and "Compensation of Executive Officers—Employment Agreements," which information is incorporated herein by reference.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)

1. Financial Statements

The following financial statements are filed as a part of this Report:

Document	Page
Report of Independent Accountants	28
Consolidated Financial Statements:	
Balance Sheet as of December 31, 2001 and 2000	29
Statement of Operations for the years ended December 31, 2001, 2000, and 1999	30
Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999	31
Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000, and 1999	33
Notes to Consolidated Financial Statements	34
Signatures	52

2. Exhibits

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Report.

(b) Reports on Form 8-K

On November 27, 2001, the Company filed a Current Report on Form 8-K, dated November 15, 2001, to report under Item 2 (Acquisition or Disposition of Assets) that the Company had acquired Digital Visions, a division of Netzee, Inc., for cash consideration of $1.35 million and the assumptions of certain liabilities.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
SS&C Technologies, Inc. and Subsidiaries:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SS&C Technologies, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
February 1, 2002

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(in thousands, except per share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 28,425	$ 20,690
Investments in marketable securities (Note 3)	31,077	35,840
Accounts receivable, net of allowance for doubtful accounts of $1,000 and $3,092, respectively (Note 4)	8,944	10,509
Income taxes receivable	—	144
Prepaid expenses and other current assets	1,459	1,955
Deferred income taxes (Note 7)	2,210	3,391
Total current assets	72,115	72,529
Property and equipment:		
Leasehold improvements	3,225	2,983
Equipment, furniture, and fixtures	15,967	16,338
	19,192	19,321
Less accumulated depreciation	(11,468)	(10,429)
Net property and equipment	7,724	8,892
Deferred income taxes (Note 7)	6,916	7,179
Goodwill, net of accumulated amortization of $266 and $201, respectively	64	129
Intangible and other assets, net of accumulated amortization of $712 and $449, respectively	1,960	2,129
Total assets	$ 88,779	$ 90,858
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt (Note 5)	$ 5	$ 94
Accounts payable	1,079	1,121
Income taxes payable	696	—
Accrued employee compensation and benefits	1,717	1,071
Other accrued expenses	3,055	3,492
Deferred maintenance and other revenue	9,279	12,421
Total current liabilities	15,831	18,199
Long-term debt (Note 5)	—	5
Total liabilities	15,831	18,204
Commitments and contingencies (Notes 7, 8 and 13)		
Stockholders' equity:		
Common stock, $0.01 par value, 50,000 shares authorized; 16,356 and 16,195 shares issued and 14,919 and 15,134 shares outstanding, respectively	163	162
Additional paid in capital	89,674	88,852
Accumulated other comprehensive income	186	2,434
Accumulated deficit	(9,072)	(13,094)
	80,951	78,354
Less: cost of common stock in treasury; 1,438 and 1,061 shares, respectively (Note 6)	8,003	5,700
Total stockholders' equity	72,948	72,654
Total liabilities and stockholders' equity	$ 88,779	$ 90,858

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2001	2000	1999
	(in thousands, except per share data)		
Revenues:			
Software licenses	$15,291	$16,633	$ 18,700
Maintenance	26,737	26,237	25,708
Professional services	7,350	11,519	18,619
Outsourcing	6,339	5,625	2,709
Total revenues	55,717	60,014	65,736
Cost of revenues:			
Software licenses	717	959	4,206
Maintenance	6,812	6,501	5,919
Professional services	6,205	9,031	14,067
Outsourcing	5,865	6,537	3,565
Total cost of revenues	19,599	23,028	27,757
Gross profit	36,118	36,986	37,979
Operating expenses:			
Selling and marketing	11,355	12,332	18,237
Research and development	11,291	14,239	18,655
General and administrative	10,037	12,615	13,839
Restructuring (Note 14)	840	—	—
Litigation settlement costs (Note 13)	—	—	9,330
Total operating expenses	33,523	39,186	60,061
Operating income (loss)	2,595	(2,200)	(22,082)
Interest income, net	2,690	2,855	2,345
Other income, net (Note 15)	1,202	2,678	546
Income (loss) before income taxes	6,487	3,333	(19,191)
Provision (benefit) for income taxes (Note 7)	2,465	1,161	(6,543)
Net income (loss)	$ 4,022	$ 2,172	$(12,648)
Basic earnings (loss) per share	$ 0.27	$ 0.14	$ (0.81)
Basic weighted average number of common shares outstanding	15,004	15,918	15,678
Diluted earnings (loss) per share	$ 0.27	$ 0.14	$ (0.81)
Diluted weighted average number of common and common equivalent shares outstanding	15,168	15,962	15,678

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Cash flow from operating activities:			
Net income (loss)	$ 4,022	$ 2,172	$(12,648)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	3,699	3,932	6,998
Gain on sales of equity investments	(1,233)	(2,433)	—
Loss (gain) on sale of property and equipment	7	110	(62)
Common stock issued for litigation settlement (Note 13)	—	—	1,300
Equity-based compensation	—	—	123
Deferred income taxes	1,444	912	(4,784)
Income tax benefit related to exercise of stock options	52	11	281
Provision for doubtful accounts	561	1,657	3,921
Changes in operating assets and liabilities, excluding effects from acquisitions:			
Accounts receivable	1,286	(977)	9,482
Prepaid expenses and other assets	440	405	(371)
Taxes receivable	143	2,578	(2,722)
Accounts payable	(324)	(382)	(705)
Accrued expenses	83	420	(2,235)
Taxes payable	696	—	(1,059)
Deferred maintenance and other revenues	(3,096)	1,045	(1,926)
Total adjustments	3,758	7,278	8,241
Net cash provided by (used in) operating activities	7,780	9,450	(4,407)
Cash flow from investing activities			
Additions to property and equipment	(1,818)	(2,559)	(5,611)
Proceeds from sale of property and equipment	61	11	485
Cash paid for business acquisitions (Note 12)	(1,584)	—	—
Proceeds from note receivable (Note 15)	—	—	2,250
Issuance of convertible note receivable	—	(1,000)	(250)
Additions to capitalized software and other intangibles	(221)	(208)	(71)
Purchases of marketable securities	(33,105)	(36,806)	(24,903)
Sales of marketable securities	38,271	42,518	31,009
Net cash provided by investing activities	1,604	1,956	2,909
Cash flow from financing activities:			
Repayment of debt	—	(43)	(354)
Issuance of common stock	316	517	896
Exercise of options	494	206	983
Purchase of common stock for treasury	(2,303)	(5,700)	—
Transfer of cash from restricted cash equivalents	—	—	1,230
Net cash provided by (used in) financing activities	(1,493)	(5,020)	2,755
Effect of exchange rate on changes in cash	(156)	—	—
Net increase in cash and cash equivalents	7,735	6,386	1,257
Cash and cash equivalents, beginning of period	20,690	14,304	13,047
Cash and cash equivalents, end of period	$ 28,425	$ 20,690	$ 14,304
Supplemental disclosure of cash flow information			
Cash paid (received) for			
Interest expense	$ 13	$ 18	$ 3
Income taxes	$ 128	$ (2,682)	$ 1,726

Supplemental disclosure of non-cash investing activities

As more fully described in Note 12, effective November 15, 2001, the Company acquired substantially all the assets and assumed certain of the liabilities of Digital Visions, a division of Netzee, Inc., for $1.35 million plus the costs of the transaction.

As more fully described in Note 12, effective March 11, 1999, the Company acquired all the outstanding stock of HedgeWare, Inc. for 685,683 shares of the Company's common stock.

As more fully described in Note 15, the Company sold its investment in Caminus Corporation for a $2.3 million note receivable.

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 1999, 2000, and 2001

	Common Stock				Accumulated Other		
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Comprehensive Income(Loss)	Treasury Stock	Total Stockholders' Equity
			(in thousands)				
Balance, at December 31, 1998	15,286	$153	$81,485	$(2,595)	$ (121)	$ —	$ 78,922
Exercise of options	195	2	1,104	—	—	—	1,106
Issuance of common stock	325	4	3,951	—	—	—	3,955
Issuance of common stock for the litigation settlement	211	2	1,298	—	—	—	1,300
Income tax benefit related to exercise of stock options	—	—	281	—	—	—	281
Other	27	—	—	(23)	—	—	(23)
Comprehensive income:							
Net loss	—	—	—	(12,648)	—	—	(12,648)
Foreign exchange translation adjustment	—	—	—	—	(217)	—	(217)
Change in unrealized loss on investments	—	—	—	—	(123)	—	(123)
Balance, at December 31, 1999	16,044	161	88,119	(15,266)	(461)	—	72,553
Exercise of options	40	—	206	—	—	—	206
Issuance of common stock	111	1	516	—	—	—	517
Purchase of common stock	—	—	—	—	—	(5,700)	(5,700)
Income tax benefit related to exercise of stock options	—	—	11	—	—	—	11
Comprehensive income:							
Net income	—	—	—	2,172	—	—	2,172
Foreign exchange translation adjustment	—	—	—	—	(190)	—	(190)
Change in unrealized gain on investments	—	—	—	—	3,085	—	3,085
Balance, at December 31, 2000	16,195	162	88,852	(13,094)	2,434	(5,700)	72,654
Exercise of options	95	1	494	—	—	—	495
Issuance of common stock	66	—	276	—	—	—	276
Purchase of common stock	—	—	—	—	—	(2,303)	(2,303)
Income tax benefit related to exercise of stock options	—	—	52	—	—	—	52
Comprehensive income:							
Net income	—	—	—	4,022	—	—	4,022
Foreign exchange translation adjustment	—	—	—	—	(170)	—	(170)
Change in unrealized loss on investments	—	—	—	—	(2,078)	—	(2,078)
Balance, at December 31, 2001	16,356	$163	$89,674	$(9,072)	$ 186	$(8,003)	$ 72,948

The accompanying notes are an integral part of these financial statements.

1. Organization

SS&C Technologies, Inc. ("SS&C" or the "Company") was organized as a Connecticut corporation in March 1986 and reincorporated as a Delaware corporation in April 1996. The Company is a leading provider of client/server-based investment and financial management software, Application Service Provider (ASP) solutions and Business Process Outsourcing (BPO) solutions, and related services in five vertical markets in the institutional investment marketplace:

1. financial institutions;
2. hedge funds and family offices;
3. institutional asset managers;
4. insurance entities and pension funds; and
5. real estate property managers.

The Company has developed a family of software products that provides a full range of mission-critical information management and analysis, trading, accounting, reporting, and compliance tools to help high-level investment professionals make informed real-time decisions and automate many operational functions in today's increasingly complex and fast-moving financial markets. The Company's products are focused on improving the effectiveness of decision-making through open, fully integrated access to meaningful data, acquired on a timely basis. The Company provides products and services to more than 7,500 organizations worldwide.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, collectability of accounts receivables, costs to complete certain contracts, income tax accruals and the value of deferred tax assets. Estimates are also used to determine the remaining economic lives and carrying value of fixed assets, goodwill and intangible assets. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances among the companies have been eliminated.

Revenue Recognition

The Company follows the guidelines of Statement of Position (SOP) No. 97-2, "Software Revenue Recognition" ("SOP 97-2"), which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 97-2 requires that revenue recognized from software transactions be allocated to each element of the transaction based on the relative fair values of the elements, such as software products, specific upgrades, enhancements, post-contract customer support, installation, or training. The determination of fair value is based upon vendor-specific objective evidence. Under SOP 97-2, the Company recognizes software license revenue allocated to software products, specified upgrades, and enhancements generally upon delivery of each of the related products, upgrades, or enhancements.

License Revenue

The Company generally recognizes revenue from sales of software or products including proprietary software upon product shipment and upon receipt of a signed contract, provided that collection is probable and all other revenue recognition criteria of SOP 97-2 are met. The Company's products generally do not require significant modification or customization of software. Installation of the products is generally routine and is not essential to the functionality of the product.

The Company occasionally enters into license agreements requiring significant customization of the Company's software. The Company accounts for these agreements on the percentage-of-completion basis. This method requires estimates to be made for costs to complete the agreement utilizing an estimate of development man-hours remaining. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are determined on a contract-by-contract basis, and are made in the period in which such losses are first estimated or determined.

Maintenance Agreements

Maintenance agreements generally require the Company to provide technical support and software updates to its customers. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

Professional and Outsourcing Services

The Company provides consulting, training, and outsourcing services to its customers. Revenue for such services are generally recognized over the period during which the applicable services are performed.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 will apply to all business combinations that the Company enters into after June 30, 2001, and eliminates the pooling-of-interests method of accounting. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under the new statements, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

The Company is required to adopt these statements for accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. Application of the non-amortization provisions of the statement will not result in a material impact on the earnings and financial position of the Company.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The standard required that legal obligations associated with the retirement of tangible long-lived assets be recorded at fair value when incurred and will be effective for the Company on January 1, 2003. The Company does not expect the adoption of SFAS No. 143 to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement provides guidance on accounting for the impairment of tangible long-lived assets and was effective for the Company on January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on our financial position or results of operations.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets' carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. The Company has identified no such impairment losses. Substantially all of the Company's long-lived assets are located in the United States.

Research and Development

Research and development costs associated with computer software are charged to expense as incurred. In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," capitalization of internally developed computer software costs begins upon the establishment of technological feasibility based on a working model. Capitalized software costs of $695,000 and $814,000 are included in the December 31, 2001 and 2000 balance sheets, respectively, under "Intangible and other assets."

The Company's policy is to amortize these costs upon a product's general release to the customer. Amortization of capitalized software costs is calculated by the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on, typically two to six years. It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both could be reduced significantly due to competitive pressures. Amortization expense related to capitalized software for 2001, 2000, and 1999, was $222,000, $201,000, and $193,000, respectively.

Cash and Cash Equivalents and Marketable Securities

The Company considers all highly liquid marketable securities with original maturities of three months or less at the date of acquisition to be cash equivalents. Debt securities with original maturities of more than three months at the date of acquisition are classified as marketable securities. The Company classifies its entire investment portfolio, consisting of debt securities issued by state and local governments of the United States, debt securities issued by corporations and equities, as available for sale securities. The cost basis, using the specific identification method, approximates fair market value and an unrealized gain or loss is recognized in stockholder's equity.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated using a combination of straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Description	Useful Life
Equipment	3-5 years
Furniture and fixtures	7-10 years
Leasehold improvements	Shorter of lease term or estimated useful life

Maintenance and repairs are expensed as incurred. The costs of sold or retired assets are removed from the related asset and accumulated depreciation accounts and any gain or loss is included in other income, net.

Goodwill and Intangible Assets

Goodwill resulting from acquisitions is amortized on a straight-line basis over its estimated life of five years. The carrying amount of goodwill is evaluated for future recoverability on a periodic basis, relying on a number of factors, including the estimated life of the customer base under the annual maintenance agreements, operating results for each division, business plans, budgets, and economic projections and undiscounted cash flows. In addition, the Company's evaluation considers non-financial data such as market trends, product development cycles, and changes in management's market emphasis. Amortization expense associated with goodwill was $64,000, $168,000, and $426,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Other intangible assets, excluding completed technology, are being amortized on a straight-line basis over their estimated lives of two to three years. Completed technology is amortized over approximately two to four years based on the ratio that current gross revenues of the product bear to the total of current and anticipated future gross revenues of the product or on a straight-line method, whichever is shorter. Amortization expense associated with completed technology for the years ended December 31, 2001, 2000, and 1999 was $34,000, $96,000, and $3,299,000, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, marketable securities, and trade receivables. The Company has cash investment policies that limit investments to investment grade securities. Concentrations of credit risk, with respect to trade receivables, are limited due to the fact that the Company's customer base is highly diversified. As of December 31, 2001 and 2000, the Company had no significant concentrations of credit risk and the carrying value of these assets approximates fair value.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS 109, an asset and liability approach is used to recognize deferred tax assets and liabilities for the future tax consequences of items that have already been recognized in its financial statements and tax returns. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

International Operations and Foreign Currency

The functional currency of each foreign subsidiary is the local currency. Accordingly, assets and liabilities of foreign subsidiaries are translated to U.S. dollars at period-end exchange rates, and capital stock accounts are translated at historical rates. Revenues and expenses are translated using the average rates during the period. The resulting translation adjustments are excluded from net earnings and accumulated as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations in the periods in which they occur and are immaterial for all periods presented.

Basic and Diluted Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares consist of stock options using the "treasury stock" method and are excluded if their effect is dilutive.

The following table sets forth the computation of basic and diluted earnings per share (in thousands):

	2001	2000	1999
Weighted average common shares outstanding	15,004	15,918	15,678
Weighted average common stock equivalents—options	164	44	—
Weighted average common and common equivalent shares outstanding	15,168	15,962	15,678

Options to purchase 2,136,512, 2,809,180, and 2,920,180 shares were outstanding at December 31, 2001, 2000, and 1999, respectively, but were not included in the computation of diluted earnings per share because the effect of including the options would be antidilutive.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires that items defined as comprehensive income, such as foreign currency translation adjustments, and unrealized gains (losses) on marketable securities, be separately classified in the financial statements and that the accumulated balance of other comprehensive income be reported separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Total comprehensive income is comprised of net income and other accumulated comprehensive income disclosed in the equity section of the balance sheet.

The following table sets forth the components of comprehensive income (in thousands):

	2001	2000	1999
Net income (loss)	$ 4,022	$2,172	$(12,648)
Foreign currency translation losses	(170)	(190)	(217)
Unrealized gains (losses) on marketable securities	(2,078)	3,085	(123)
Total comprehensive income (loss)	$ 1,774	$5,067	$(12,988)

Reclassification

Certain amounts in prior year consolidated financial statements have been reclassified to be comparable with current year presentation. These classifications have had no effect on net income, working capital, or net equity.

3. Marketable Securities

At December 31, 2001 and 2000, the cost basis, fair value, and unrealized gains and losses by major security type, were as follows (in thousands):

December 31, 2001:	Cost	Gross Unrealized Gains	Fair Value
State, municipal and county government bonds	$ 2,970	$ 36	$ 3,006
US government securities	5,125	52	5,177
Corporate bonds	21,899	286	22,185
Equities	200	509	709
Total	$30,194	$883	$31,077

December 31, 2000:	Cost	Gross Unrealized Gains (Losses)	Fair Value
State, municipal and county government bonds	$ 8,054	$ (1)	$ 8,053
US government securities	13,768	148	13,916
Corporate bonds	9,979	36	10,015
Equities	1,077	2,779	3,856
Total	$32,878	$2,962	$35,840

The following table summarizes the maturities of marketable securities at December 31 (in thousands):

	2001	2000
Less than one year	$13,479	$32,751
Due in 1-2 years	17,598	3,089
Total	$31,077	$35,840

4. Accounts Receivable

Accounts receivable are as follows (in thousands):

	December 31, 2001	December 31, 2000
Accounts receivable, net of allowance for doubtful accounts of $849 and $2,941, respectively	$6,300	$ 7,354
Unbilled accounts receivable, net of allowance for doubtful accounts of $151 and $151, respectively	2,644	3,155
Total accounts receivable	$8,944	$10,509

The Company records an allowance for doubtful accounts based on individual customer analyses. Write-offs of accounts receivable were $2,653,000, $2,196,000, and $2,991,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

5. Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31, 2001	December 31, 2000
Note payable to former Mabel shareholders	$—	$ 88
Capitalized lease obligations for office equipment, through September 2002	5	11
	5	99
Less current portion	(5)	(94)
Long-term debt	$—	$ 5

The note payable to former Mabel shareholders was issued in connection with the Company's acquisition of Mabel Systems BV ("Mabel") (See Note 13). The terms of the purchase agreement were for the Company to pay $375,000 in three equal installments of $125,000 on the first, second, and third anniversaries of the closing date of the acquisition. Each payment was conditional on the continued employment of the former shareholders with the Company as of the date of the payment. The December 31, 2000 balance of $88,000 due the former Mabel shareholders was paid in January 2001.

6. Common Stock

At December 31, 2001, 50,000,000 shares were authorized and 14,918,578 shares were outstanding. At December 31, 2000, 50,000,000 shares of common stock were authorized and 15,133,965 shares were outstanding.

On March 11, 1999, the Company issued 685,683 shares of the Company's common stock in connection with the Company's acquisition of HedgeWare, Inc. On March 31, 1999, the Company issued 27,500 shares of the Company's common stock in connection with the acquisition of the Brookside Corporation.

On May 24, 2001, the Company's Board of Directors authorized the expenditure of up to $20 million for the repurchase of its common stock through May 24, 2002. The stock repurchase is in addition to a repurchase program begun on May 23, 2000 and completed on May 23, 2001, pursuant to which the Company repurchased 1,203,219 shares of common stock for approximately $6.5 million. During the year ended December 31, 2001, 376,400 shares of common stock were repurchased for approximately $2.3 million. As of December 31, 2001, under the repurchase programs, the Company had repurchased a total of 1,437,519 shares of Common Stock for approximately $8.0 million.

7. Income Taxes

The sources of income (loss) before income taxes were as follows (in thousands):

	Year Ended December 31,		
	2001	2000	1999
U.S.	$6,592	$3,696	$(18,884)
Foreign	(105)	(363)	(307)
Income (loss) from consolidated companies before taxes	$6,487	$3,333	$(19,191)

The income tax provision (benefit) for the years ended December 31, 2001, 2000, and 1999 consists of the following (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$ 845	$ (28)	$(1,955)
Foreign	97	443	101
State	79	(166)	95
Deferred:			
Federal	1,220	1,032	(3,826)
State	224	(120)	(958)
Total	$2,465	$1,161	$(6,543)

The effective tax rates were 38.0%, 34.8%, and 34.1% for the years ended December 31, 2001, 2000, and 1999, respectively. The reconciliation between the effective tax rates and the expected tax expense is computed by applying the US federal corporate income tax rate of 34% to income before income taxes as follows (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Computed "expected" tax expense (benefit)	$2,206	$1,133	$(6,525)
Increase (decrease) in income taxes resulting from:			
State income taxes (net of federal income tax benefit)	200	(189)	(570)
Tax-exempt interest income	(17)	(215)	(369)
Foreign operations rate differential	82	350	206
Litigation settlement	—	—	1,086
Meals and entertainment	39	59	84
Research and development credit	—	(419)	(200)
Goodwill	22	447	—
S Corporation earnings not taxable to the Company	—	—	(88)
Other	(67)	(5)	(167)
Provision (benefit) for income taxes	$2,465	$1,161	$(6,543)

The components of the net deferred tax assets at December 31, 2001 and 2000 are as follows (in thousands):

	December 31,	
	2001	2000
Deferred tax assets	$10,202	$12,628
Deferred tax liabilities	(404)	(1,469)
Valuation allowance	(672)	(589)
Net deferred tax assets	$ 9,126	$10,570

The components of deferred income taxes at December 31, 2001 and 2000 are as follows (in thousands):

	December 31,			
	2001		2000	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Purchased in-process research and development	$ 4,230	$ —	$ 4,615	$ —
Net operating loss carryforwards	894	—	2,762	—
Acquired technology	2,052	—	2,203	—
Accounts receivable	824	—	1,142	191
Tax credit carryforwards	1,958	—	1,404	—
Accrued expenses	182	—	401	—
Fixed assets	—	128	—	951
Capitalized software	—	276	—	327
Other	62	—	101	—
Total	$10,202	$404	$12,628	$1,469

At December 31, 2001, no deferred taxes have been provided on the unremitted earnings of the Company's foreign subsidiaries, which have been, or intend to be, permanently reinvested. Undistributed earnings amounted to approximately $267,000.

At December 31, 2001, the Company had state net operating loss carryforwards of $4,775,000 that expire between 2004 and 2019. The foreign net operating loss carryforwards other than Japan of $1,369,000 are available to offset foreign income on an indefinite carryforward basis. Japan's net operating loss of $752,000 expires in 2005.

Alternative minimum tax credits of $776,000 are available to offset U.S. federal taxable income on an indefinite carryforward basis. The company also has research and development credits of $929,000 and foreign tax credits of $311,000 that will expire at various dates through 2020.

The Internal Revenue Service ("IRS") has notified the Company of purported federal income tax deficiencies for the years 1997 through 1999. At issue is the Company's deduction of an aggregate of $6.8 million of payments made by the Company pursuant to the settlement, on May 7, 1999, of a consolidated securities class action lawsuit. Payments made pursuant to the settlement were deducted by the Company on its 1997, 1998 and 1999 income tax returns. The Company believes the deductions were justified and intends to contest the proposed adjustment. The Company has made no provision in its financial statements relating to the proposed adjustment. If the IRS does not allow these deductions, the resulting tax liability could have a material adverse effect on the Company's results of operations in the period reported.

8. Leases

The Company is obligated under noncancelable operating leases for office space and office equipment. Total rental expense for the years ended December 31, 2001, 2000, and 1999 was $3,095,000, $3,366,000, and $3,046,000, respectively. The lease for the corporate facility in Windsor, Connecticut expires in 2008 and the Company has the right to extend the lease for an additional term of five years. Future minimum lease payments under these operating leases are as follows (in thousands):

	Year Ending December 31,
2002	$ 3,041
2003	2,851
2004	2,435
2005	2,025
2006	1,739
Thereafter	2,312
	$14,403

The Company subleases office space under noncancelable leases. The Company received rental income under these leases of $569,000, $620,000, and $479,000 for the years ended December 31, 2001, 2000, and 1999, respectively. Minimum future lease receipts under these leases are as follows (in thousands):

	Year Ending December 31,
2002	$ 544
2003	469
2004	480
2005	325
2006	109
	$1,927

9. License and Royalty Agreements

The Company has non-exclusive rights to integrate certain third-party software into certain of the Company's products. Under the terms of the agreement, the licenser of the software is paid minimum monthly royalties and additional royalties based on a percentage of the related license fee revenues collected by the Company. Under this agreement, the Company is obligated to pay on a cumulative basis at least $25,000 per quarter. The total royalty expense under these agreements for the years ended December 31, 2001, 2000, and 1999 was $456,000, $476,000, and $487,000, respectively.

In connection with the Savid acquisition, the Company has agreed to pay 10% of license fees with respect to sales and/or licensing of the Savid system during the period commencing on April 15, 1998 and ending on April 14, 2003. There was no royalty expense for the year ended December 31, 2001, and expense for the years ended December 31, 2000 and 1999 was $37,380 and $93,250, respectively.

In connection with the Quantra acquisition in 1998, the Company is party to three royalty agreements as a result of utilities that interface with the Company's SKYLINE II product. The royalties are paid based on either annual guaranteed total unit sales of the product at a rate of $15 per user, or as a percentage of the utility list price, which is typically 33.33%. Royalty expense for the periods ended December 31, 2001, 2000, and 1999 was $24,811, $3,643, and $100,196, respectively.

10. Defined Contribution Plans

The Company has a 401(k) Retirement Plan (the "Plan"), which covers substantially all employees. Each employee may elect to contribute to the Plan, through payroll deductions, up to 20% of his or her salary, subject to certain limitations. The Plan provides for a Company match of employees' contributions in an amount equal to 50% of an employee's contributions up to $2,000 per year. The Company offers employees a selection of various public mutual funds but does not include Company common stock as an investment option in its Plan.

In connection with the acquisitions of Shepro Braun Systems and HedgeWare (Note 13), the Company assumed pre-existing deferred compensation plans, which were established in January 1995 and January 1994, respectively. Since the acquisitions, Shepro Braun Systems and HedgeWare employees may elect to contribute to the SS&C plan. The Shepro Braun Systems and HedgeWare plans have been frozen for any additional contributions.

During the years ended December 31, 2001, 2000, and 1999, the Company incurred $339,000, $568,000, and $371,000, respectively, of expenses related to these plans.

11. Stock Option and Purchase Plans

During 1994, the Board of Directors approved a new plan ("1994 Plan"), effective January 1, 1995, for which 1,000,000 shares of common stock were reserved. The 1994 Plan was amended in October 1995 and April 1996 to reserve additional shares of common stock for issuance under the plan, bringing the total shares of common stock reserved for issuance to 3,000,000. Options under the 1994 Plan generally vest ratably over four years and expire ten years subsequent to the grant. The Board of Directors, as of April 30, 1998, decided that no further options shall be granted under the 1994 plan. There were options to purchase 1,201,667, 1,253,876, and 1,704,223 shares of common stock outstanding as of December 31, 2001, 2000, and 1999, respectively. Options to purchase 861,990, 784,020, and 896,714 shares of common stock were exercisable as of December 31, 2001, 2000, and 1999, respectively.

The Company's 1996 Director Stock Option Plan provides for non-employee directors to receive options to purchase common stock of the Company at an exercise price equal to the fair market value of the common stock at the date of grant. Each option granted under the 1996 Plan is fully vested immediately upon the option grant date and expires ten years from the grant date. On May 23, 2000, the plan was amended to increase the number of reserved shares to 300,000. At December 31, 2001, 2000, and 1999, there were 145,000, 160,000, and 70,000 shares, respectively, available for director option grants. There were options to purchase 140,000, 125,000, and 65,000 shares of common stock outstanding as of December 31, 2001, 2000, and 1999, respectively. All options outstanding were exercisable as of December 31, 2001, 2000, and 1999, respectively.

During 1998, the Board of Directors approved the 1998 Stock Incentive Plan ("1998 Plan"), which initially had 1,500,000 shares of common stock reserved for issuance. On May 23, 2000, the number of reserved shares was increased by 500,000 and on May 24, 2001, the number of reserved shares was increased by 500,000 for a total of 2,500,000 shares. Generally, options under the 1998 Plan vest ratably over four years and expire ten years subsequent to the grant. Shares available for option grants under the 1998 Plan were 1,185,962, 1,134,070, and 554,043 at December 31, 2001, 2000, and 1999, respectively. There were options to purchase 1,305,497, 859,680, and 945,957 shares of common stock outstanding at December 31, 2001, 2000, and 1999, respectively, of which options to purchase 503,030, 294,206, and 81,561 shares were exercisable.

In 1999, the Board of Directors approved the Company's 1999 Non-Officer Employee Stock Incentive Plan ("1999 Plan") and reserved 1,250,000 shares of common stock for issuance under the 1999 Plan. All of the Company's employees, consultants, and advisors other than the Company's executive officers and directors are eligible to participate in the 1999 Plan. Only non-statutory stock options, restricted stock awards, and other stock-based awards may be granted under the 1999 Plan. Shares available for option grants under the 1999 Plan were 453,381 and 217,266 at December 31, 2001, and 2000, respectively. There were options to purchase 668,490 and 999,400 shares of common stock outstanding at December 31, 2001, and 2000, respectively, of which options to purchase 300,770 and 67,917 shares were exercisable.

The following table summarizes stock option transactions for the years ended December 31, 2001, 2000, and 1999.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	2,451,177	$10.97
Granted	1,259,965	12.23
Cancelled	(410,381)	12.36
Exercised	(380,581)	11.07
Outstanding at December 31, 1999	2,920,180	11.32
Granted	1,542,750	5.37
Cancelled	(1,185,390)	9.33
Exercised	(39,584)	5.20
Outstanding at December 31, 2000	3,237,956	9.28
Granted	630,500	5.42
Cancelled	(457,903)	7.72
Exercised	(94,899)	5.22
Outstanding at December 31, 2001	3,315,654	$ 8.89

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 3.94 - $ 5.83	1,649,427	7.8	$ 5.16	727,663	$ 5.03
6.00 - 9.00	289,792	7.3	6.61	151,715	6.92
9.38 - 13.50	555,020	6.1	10.48	514,065	10.39
14.58 - 18.13	726,000	3.4	15.19	326,796	15.63
22.75 - 23.63	95,415	6.2	23.28	85,551	23.26

The exercise price for each of the above grants was determined by the Board of Directors of the Company to be equal to the fair market value of the Company's common stock on the date of grant.

The Company's 1996 Employee Stock Purchase Plan permits employees of the Company to purchase shares of common stock pursuant to payroll deductions at a price equal to 85% of the fair market value of the Company's common stock on either the first or last day of the purchase period, whichever is lower. The Company has adopted semiannual purchase periods of October through March and April through September. As of December 31, 2001, employees had deposited with the Company, through payroll deductions, approximately $51,000 to purchase shares through the stock purchase plan at March 31, 2002. In May 2000, the Plan was further amended to increase the reserved shares from 400,000 to 600,000.

At December 31, 2001, 2000, and 1999, 5,245,000, 4,968,000, and 4,839,000 shares, respectively, were reserved for the stock option and employee stock purchase plans.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock options. Under

APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans and employee stock purchase plan. Had compensation cost for the Company's stock option plans and employee stock purchase plan been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated in the table below for the periods ending December 31 (in thousands except per share amounts):

	2001	2000	1999
Net income (loss), as reported	$4,022	$ 2,172	$(12,648)
Net (loss), pro forma	(432)	(2,073)	(17,690)
Basic earnings (loss) per share, as reported	0.27	0.14	(0.81)
Basic (loss) per share, pro forma	(0.03)	(0.13)	(1.13)
Diluted earnings (loss)per share, as reported	0.27	0.14	(0.81)
Diluted (loss) per share, pro forma	(0.03)	(0.13)	(1.13)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999, respectively: dividend yield of 0%; expected volatility of 58%, 65%, and 70%; risk-free interest rate of 4.49%, 6.6%, and 5.2%; and expected lives of 5 years for 2001, 5 years for 2000, and 4.26 years for 1999. The weighted-average fair value of options granted using this option-pricing model in 2001, 2000, and 1999 was $2.47, $3.26, and $6.04, respectively.

The fair value of each estimated stock grant under the employee stock purchase plan is based on the price of the stock at the beginning of the offering period using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000, and 1999, respectively: dividend yield of 0%; expected volatility of 58%, 65%, and 70%; risk-free interest rate of 5.39%, 5.53%, and 4.96%, and expected lives of 6 months.

12. Acquisitions

On November 14, 1997, the Company acquired all of the outstanding stock of Mabel Systems BV for $2.5 million, which included $100,000 of direct costs associated with the acquisition. The purchase was paid in the form of cash for $475,000, 72,816 shares of common stock of the Company valued at $750,000, $375,000 due in three equal annual installments of $125,000 on the anniversary date of the transaction, $286,000 of notes payable to the former Mabel shareholders, and the assumption of liabilities of $623,000. The agreement also called for a contingent payment to be made in 2001. The payment was contingent on the continued employment of the former Mabel shareholders and was based on the revenues generated by the Mabel division. As of December 31, 2000, upon achieving certain milestones, the Company recognized an expense of $1.3 million associated with this contingent payment. The payment was made in the first quarter of 2001.

The acquisition was accounted for as a purchase and, accordingly, the net assets and results of operations of Mabel have been included in the consolidated financial statements from the acquisition date. The purchase price was first allocated to tangible assets based on their net realizable value or fair market value on the date of the acquisition. The remaining portion of the purchase price was allocated to identified intangible assets, goodwill, and in-process research and development.

In 1998, the Company acquired substantially all of the assets of Quantra Corporation ("Quantra") pursuant to an Asset Purchase Agreement, among the Company, Quantra, and AEGON USA Realty

Advisors, Inc., the sole stockholder of Quantra. The purchase price for the Quantra acquisition consisted of 546,019 shares of the Company's common stock valued at $8.8 million, $2.3 million in cash and the assumption of certain liabilities of Quantra of approximately $4.1 million, plus the costs of effecting the transaction. The Company and Quantra also entered into an Escrow Agreement pursuant to which an additional $1.2 million was held in escrow to reimburse the Company in connection with certain acquisition costs and breaches of representations, warranties, and covenants, if any, by Quantra. The escrow agreement expired on March 20, 1999 and all the escrowed monies were returned to the Company.

The acquisition was accounted for as a purchase and, accordingly, the net assets and results of operations of Quantra have been included in the consolidated financial statements from the acquisition date. The purchase price was allocated to tangible and intangible assets and liabilities based on their fair market value on the date of the acquisition.

Also in 1998, the Company completed its acquisition (the "Savid Acquisition") of the outstanding shares of Savid International Inc. and The Savid Group, Inc. (together, "Savid") pursuant to a Stock Purchase Agreement between the Company, Savid and the sole stockholder ("Stockholder") of Savid. The purchase price of the Savid acquisition consisted of $739,000 in cash, net of cash received of $82,500, and the assumption of certain liabilities of Savid of $118,000, plus the costs of effecting the transaction. The acquisition was accounted for as a purchase and, accordingly, the net assets and results of operations of Savid have been included in the consolidated condensed financial statements from the acquisition date. The purchase price was allocated to tangible and intangible assets, liabilities, and in-process research and development based on their fair market value on the date of the acquisition. Under the agreement, an additional consideration of $750,000 was to be provided if revenues of $3,000,000 were attained since April 15, 1998. This level of revenue was attained in the third quarter of 2000. In addition, the Company shall pay to the stockholder an aggregate of 10% of the license fees with respect to sales and/or licensing of the Savid product during the period commencing on April 15, 1998 and ending on April 14, 2003.

In 1999, the Company acquired all of the outstanding stock of HedgeWare, Inc. ("HedgeWare"), a provider of portfolio, financial, partnership, and tax accounting software and service support to hedge fund managers and traders, for 685,683 shares of Common Stock of the Company in a business combination accounted for as a pooling-of-interests. Accordingly, the financial statements for all periods prior to the combination have been restated to reflect the combined operations. The Company, HedgeWare and the former stockholders of HedgeWare have entered into an Escrow Agreement providing, among other things, that 89,139 shares of Common Stock will be held in escrow to reimburse the Company in connection with breaches of representations, warranties or covenants, if any, as well as potential rental obligations and sales tax liabilities of HedgeWare. There were no claims against the escrow and, therefore, the escrow shares were released in the first quarter of 2001. The results of operations presented below for the year ended December 31, 1999 present the Company and HedgeWare as stand-alone entities. There were no intercompany transactions and no adjustments to net assets of the combining companies to adopt the same accounting practices.

	Company	HedgeWare	Total Company
		(in thousands)	
1999			
Revenues	$ 63,067	$2,669	$ 65,736
Net income (loss)	$(14,044)	$1,396	$(12,648)

HedgeWare had elected to be treated as a Subchapter S Corporation for income tax purposes and, as such, income taxes are provided from March 11, 1999 for HedgeWare's results of operations. During the quarter ended March 31, 1999, the Company issued stock valued at $3.1 million in satisfaction of certain shareholder and employee-related accrued expenses of HedgeWare that existed as of the effective date of the merger.

Also in 1999, the Company acquired all of the outstanding stock of The Brookside Corporation. Pursuant to the Purchase Agreement, all of the outstanding shares of common stock of Brookside held by the stockholder were exchanged for an aggregate of 27,600 shares of common stock of the Company. The consolidated results of operations for the year ended December 31, 1999 include the results of operations of Brookside from the beginning of the year. The consolidated financial statements for prior periods have not been restated since the impact of such restatement would not be material.

For the Mabel, Quantra, and Savid acquisitions, the allocation to completed technology is based on future risk-adjusted discounted cash flows. Completed technology has been capitalized and included within Intangible and Other Assets. Amortization expense associated with completed technology for the Mabel, Quantra, and Savid acquisitions for the years ended December 31, 2001, 2000, and 1999 were $0, $96,000 and $3,299,000, respectively.

On November 15, 2001, the Company acquired substantially all of the assets of Digital Visions (DVI), a division of Netzee, Inc., for $1.35 million in cash and the assumption of liabilities of $355,000. Digital Visions delivers two major products over the Internet to over 1,700 community financial institutions. The first is a suite of bond accounting, interest rate analytic, and asset liability management services under the brand name PortPro®, which is primarily sold through dealer banks and bond brokers. The second is a "Mall" of information services designed to help retail and small business lending officers at these institutions.

The acquisition was accounted for as a purchase and, accordingly, the net assets and results of operations of DVI have been included in the consolidated financial statements from November 1, 2001. The purchase price was allocated to tangible and intangible assets and liabilities based on their fair market value on the date of the acquisition.

The following summarizes the allocation of the purchase price for the DVI acquisitions (in thousands):

	2001
Accounts receivable	$ 348
Prepaid expenses (other)	87
Equipment and furniture	491
Liabilities assumed	(355)
Completed technology	1,013
Cash paid	$1,584

The unaudited pro forma condensed consolidated results of operations presented below for the years ended December 31, 2001 and 2000 assumes the DVI acquisition occurred at the beginning of 2000 (in thousands, except per share data):

	2001	2000
Total revenues	$58,198	$61,974
Operating income (loss)	533	(5,576)
Net income	2,785	23
Basic earnings per share	0.19	0.00
Diluted earnings per share	0.18	0.00

These pro forma results are not necessarily indicative of results of operations that would have actually occurred had the acquisition taken place at the beginning of each period, or of future operations of the combined companies.

13. Commitments and Contingencies

On May 7, 1999, the Company announced that it had entered into an agreement that provides for the settlement of the consolidated securities class action lawsuit pending against the Company. The settlement provides that all claims against the Company, certain of its officers and directors, and underwriters, will be dismissed. Under the terms of the settlement, in exchange for the dismissal and release of all claims, the Company paid to the class $7.5 million in cash, together with shares of Common Stock of the Company valued at $1.3 million. The Company recorded a charge for the settlement of approximately $9.3 million, including legal fees, in the quarter ended June 30, 1999.

From time to time, the Company is subject to certain legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the Company is not a party to any other litigation that it believes could have a material effect on the Company or its business.

14. Restructuring Charge

As a result of a review of its resource needs, the Company made the decision to close several branches and eliminate redundant positions. The restructuring charge incurred in connection with the branch closings and the elimination of positions was $0.8 million for the year ended December 31, 2001. The charge primarily consisted of severance pay for terminated employees, ongoing lease commitments and fixed assets write-offs.

15. Related Party Transactions

The Company had a liability as of December 31, 2000 with the former Mabel shareholders. (see Note 5)

On May 1, 1998, the Company invested approximately $2.2 million in cash in exchange for a 24% ownership interest in Caminus Corporation, a services and software company serving the power and gas trading business. The Company also entered into an exclusive distribution agreement which allows Caminus to sell the Company's software products within energy-related markets over a five-year period based on certain terms and conditions. Under this agreement, Caminus purchased $750,000 in 1998, $1,250,000 in 1999, and $750,000 in 2000 of software.

In the fourth quarter of 1998, the Company sold its interest in Caminus for $2,250,000 and obtained a warrant to purchase 4.5% of Caminus. In January 2000, the Company exercised the warrant to purchase 277,052 shares of Caminus for $1.8 million. During 2000, the Company sold 111,205 shares and realized a gain of $2.3 million. During 2001, the Company sold 135,000 shares and realized a gain of $2.4 million.

Aegon USA Realty Advisors, Inc. ("Aegon") is the parent company of QSC Holding Inc. (formerly known as Quantra Corporation), which sold substantially all of its assets to the Company in March 1998. David L. Blankenship, the president of Aegon, relinquished his seat on the board of directors of the Company as of May 23, 2000. During the quarter ended March 31, 1999, Aegon purchased a license for certain of the Company's products for $1.68 million. This amount was paid in full during the quarter ended March 31, 1999.

16. International Sales and Geographic Information

During fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". There were no sales to any individual customers during the years in the three-year period ended 2001 that represented 10% or more of net sales. The Company attributes net sales to an individual country based upon location of the customer.

The Company manages its business primarily on a geographic basis. The Company's reportable segments consist of the Americas and Europe. The Americas segment includes both North and South America. The European segment includes European countries as well as the Middle East and Africa. Other operating segments include Asia Pacific and Japan.

Revenues by geography for the years ended December 31, were (in thousands):

	2001	2000	1999
Americas	$48,265	$49,974	$53,471
Europe	5,043	6,850	11,557
Other segments	2,409	3,190	708
	$55,717	$60,014	$65,736

Long-lived assets by geography for the years ended December 31, were (in thousands):

	2001	2000
Americas	$9,202	$10,533
Europe	354	424
Other segments	193	193
	$9,749	$11,150

17. Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
2001				
Revenue	$12,829	$14,279	$14,140	$14,469
Gross profit	7,544	9,412	9,442	9,720
Operating income (loss)	(1,039)	647	1,224	1,763
Net income	586	1,197	1,027	1,212
Basic earnings per share	.04	.08	.07	.08
Diluted earnings per share	.04	.08	.07	.08
2000				
Revenue	$15,120	$15,403	$15,312	$14,179
Gross profit	8,955	9,549	9,876	8,606
Operating income (loss)	(1,290)	87	89	(1,086)
Net income	11	609	634	918
Basic earnings per share	—	.04	.04	.06
Diluted earnings per share	—	.04	.04	.06

The fourth quarter of 2000 includes a $2.0 million gain related to the sale of additional Caminus shares.

18. Subsequent Events

On January 15, 2002, the Company acquired substantially all the assets of Real-Time USA, Inc. for $4.0 million in cash and the assumption of certain liabilities, with a potential earn-out payment of up to $1.17 million if 2002 Real-Time revenue targets are met. Headquartered in Oakbrook Terrace, IL, Real-Time is a solution provider of sell-side fixed income applications. Real-Time delivers a comprehensive suite of front-, mid-, and back-office applications via Application Service Provider (ASP) or license, to commercial banks and broker-dealers throughout the United States. The transaction will be accounted for as a purchase.

On January 22, 2002, the Company repurchased an aggregate of 1,300,000 shares of its common stock from General Atlantic Partners 15, L.P. and GAP Coinvestment Partners, L.P. at $8.50 per share, for an aggregate purchase price of $11.05 million. The transaction was part of the Company's stock repurchase program (See Note 6).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 29, 2002.

SS&C Technologies, Inc.

By: /s/ WILLIAM C. STONE

William C. Stone
President, Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM C. STONE William C. Stone	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)	March 29, 2002
/s/ ANTHONY R. GUARASCIO Anthony R. Guarascio	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2002
/s/ DAVID W. CLARK, JR. David W. Clark, Jr.	Director	March 29, 2002
/s/ JOSEPH H. FISHER Joseph H. Fisher	Director	March 29, 2002
/s/ JONATHAN M. SCHOFIELD Jonathan M. Schofield	Director	March 29, 2002
/s/ PATRICK J. MCDONNELL Patrick J. McDonnell	Director	March 29, 2002
/s/ ALBERT L. LORD Albert L. Lord	Director	March 29, 2002
/s/ JAMES L. SULLIVAN James L. Sullivan	Director	March 29, 2002

EXHIBIT INDEX

Exhibit No.	Description
2.1+	Asset Purchase Agreement, dated as of March 20, 1998, by and among the Registrant, AEGON USA Realty Advisors, Inc., and Quantra Corporation is incorporated herein by reference to Exhibit 2 to the Registrant's Current Report on Form 8-K, dated March 20, 1998 (File No. 000-28430)
2.2+	Stock Purchase Agreement, dated as of April 9, 1998, by and among the Registrant, Savid International, Inc., The Savid Group, Inc. and Diane Cossin is incorporated herein by reference to Exhibit 2 to the Registrant's Current Report on Form 8-K, dated April 9, 1998 (File No. 000-28430)
2.3+	Agreement and Plan of Merger, dated March 11, 1999, by and among the Registrant, HedgeWare, Inc., Asset Management Acquisition Corp. and the Sellers named herein is incorporated herein by reference to Exhibit 2 to the Registrant's Current Report on Form 8-K dated March 11, 1999 (File No. 000-28430)
2.4+	Stock Purchase Agreement, dated March 31, 1999, by and among the Registrant, The Brookside Corporation and John M. Boyle is incorporated herein by reference to exhibit 2 to the Registrant's Current Report on Form 8-K, dated March 31, 1999 (File No. 000-28430)
2.5+	Asset Purchase Agreement, dated November 15, 2001, by and between the Registrant and Netzee, Inc. is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Fork 8-K, dated November 15, 2001 (File No. 000-28430)
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 000-28430)
3.2	Second Amended and Restated By-Laws of the Registrant is incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (File No. 000-28430)
4	Specimen Certificate for shares of Common Stock, $.01 par value per share, of the Registrant is incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-3094) (the "Form S-1")
10.1*	1993 Stock Option Plan is incorporated herein by reference to Exhibit 10.1 to the Form S-1
10.2*	1994 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 000-28430)
10.3*	1996 Director Stock Option Plan, as amended, is incorporated herein by reference to Appendix D to the Registrant's Definitive Schedule 14A, filed April 28, 2000 (File No. 000-28430)
10.4*	1998 Stock Incentive Plan, as amended, is incorporated by reference to appendix C to the Registrant's Definitive Schedule 14A, filed April 27, 2001 (File No. 000-28430)
10.5*	Employment Agreement between the Registrant and William C. Stone, dated March 28, 1996, is incorporated herein by reference to Exhibit 10.5 to the Form S-1
10.6	Reseller Agreement between the Registrant and PFX(USA), Inc., dated June 22, 1993, is incorporated herein by reference to Exhibit 10.16 to the Form S-1
10.7	Lease Agreement, dated September 23, 1997, by and between the Registrant and Monarch Life Insurance Company, as amended, is incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-28430)

Exhibit No.	Description
10.8	Purchase and Sale Agreement, dated January 22, 2002, by and among the Registrant, General Atlantic Partners 15, L.P. and GAP Coinvestment Partners, L.P.
21	Subsidiaries of the Registrant
23	Consent of PricewaterhouseCoopers LLP

---

* Management contract or compensatory plan or arrangement filed herewith in response to Item 14(a)(3) of the Instructions to the Annual Report on Form 10-K.

\+ The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this agreement to the Securities and Exchange Commission upon its request.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Jurisdiction of Organization
SS&C Ventures, Inc.	Connecticut
SS&C Pacific, Inc.	Delaware
SS&C Technologies Limited	United Kingdom
SS&C Technologies Sdn. Bhd.	Malaysia
SS&C Technologies B.V.	Netherlands
Shepro Braun Systems, Inc.	Illinois
Quantra Software Corporation	Delaware
Savid International Inc.	New Jersey
The Savid Group, Inc.	New York
HedgeWare, Inc.	Delaware
The Brookside Corporation	Rhode Island
SS&C Technologies PTE Ltd.	Singapore
SS&C Technologies, KK	Japan
SSC Direct.com, Inc.	Delaware

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File numbers 333-07205, 333-07207, 333-07211, 333-07213, 333-52295, 333-82131, 333-95401, 333-38144, 333-38142, 333-38140 and 333-61628) of SS&C Technologies, Inc. of our report dated February 1, 2002 relating to the consolidated financial statements which appears in this Annual Report on Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Hartford, Connecticut
March 29, 2002

Executive Officers

William C. Stone
President, Chief Executive Officer and
Chairman of the Board

Normand A. Boulanger
Executive Vice President and
Chief Operating Officer

Anthony R. Guarascio
Senior Vice President and
Chief Financial Officer

Directors

Chairman
William C. Stone
President, Chief Executive Officer and
Chairman of the Board
SS&C Technologies, Inc.

Members
David W. Clark, Jr.
Managing Director
Pryor & Clark Company, a private
investment and venture capital company

Joseph H. Fisher
Former Managing Partner
KPMG LLP, Hartford,
an accounting firm

Albert L. Lord
Vice Chairman and Chief Executive Officer
USA Education, Inc.,
a provider of funds for educational loans

Patrick J. McDonnell
President and Chief Executive Officer
McDonnell Company LLC,
a business consulting company

Jonathan M. Schofield
Former Chairman & Chief Executive Officer
Airbus Industrie of North America, Inc.,
a subsidiary of Airbus Industrie,
a manufacturer of large civil aircraft

James L. Sullivan
Partner
TwentyTen, LLC,
an investment banking firm

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Wednesday, May 22, 2002 at 9:00 a.m. (EDT) at SS&C Technologies, Inc.,
80 Lamberton Road,
Windsor, CT 06095
phone: 860-298-4500.

INVESTOR INFORMATION

Copies of the 2001 Annual Report on Form 10-K may be obtained free of charge from the Investor Relations Department, SS&C Technologies, Inc. 80 Lamberton Road, Windsor, CT, 06095, 860-298-4500, 800-234-0556, or may be downloaded in PDF format from SS&C's Website at www.ssctech.com.

PRODUCT INFORMATION

For information on SS&C products and services, please call 800-234-0556. You may also obtain product information by accessing our Website at www.ssctech.com.

STOCK LISTING INFORMATION

Nasdaq National Market; Symbol: SSNC

AUDITORS

PricewaterhouseCoopers LLP

LEGAL COUNSEL

Hale and Dorr LLP

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

SS&C Technologies, Inc.
80 Lamberton Road
Windsor, Connecticut 06095
800-234-0556 860-298-4500 fax: 860-298-4900
www.ssctech.com email: SOLUTION@ssinc.com